AGL

Tel: 612 9922 0101
Fax: 612 9957 3671

AGL Centre
111 Pacific Highway
North Sydney
NSW 2060

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 944
North Sydney
NSW 2059
www.agl.com.au

05011023

SUPPL

1 September 2005

BY COURIER

Attention: Mr Michael Coco
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street NW
WASHINGTON DC 20549
(Contact Tel: 202.628.4222)

PROCESSED
SEP 09 2005
THOMSON FINANCIAL

Dear Sir

THE AUSTRALIAN GAS LIGHT COMPANY
12g3-2(b) INFORMATION
FILE NO. 82-4797

I enclose information which The Australian Gas Light Company is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned on +61 2 9921 2349.

Yours faithfully

Jane McAloon
Group Manager Corporate & External Services
& Company Secretary

Encl.

dlw 9/9

Issues Raised and Reported to the ASX

Period 1 August 2005 to 31 August 2005 (inclusive)

Date	Name of Document
11 August 2005	AGL and Symex Agreement
17 August 2005	Appendix 3B New Issue Announcement
22 August 2005	Notification of Annual General Meeting
25 August 2005	Results for the 12 months to 30/06/05 Highlights
25 August 2005	Preliminary Final Report
25 August 2005	Open Briefing AGL MD on FY05 Results
25 August 2005	Full Year Financial Results Presentation

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 11/08/2005

TIME: 11:09:34

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL and Symex Agreement

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL

Tel: 02 9922 0101
Fax: 02 9921 2751

The Australian Gas Light Company
ABN 95 052 167 405

North Sydney
AGL Centre, 111 Pacific Highway
North Sydney NSW 2060

Locked Bag 944
North Sydney NSW 2059
www.aglinvestor.com

media release

11 August 2005

AGL and Symex team up for the environment

The Australian Gas Light Company (AGL) and Symex Holdings Ltd have teamed up to develop an energy efficient cogeneration power plant at Port Melbourne which will reduce greenhouse gas emissions and provide an additional power source for Victoria.

Under a fifteen-year agreement, AGL will build own and operate a $4.2 million 4.4 megawatt cogeneration power facility at Symex's Port Melbourne Processing Plant which will provide all electricity required for processing operations. The plant will also supply power for the Shepparton operations of Symex's wholly-owned subsidiary Pental Products Pty Ltd with additional electricity to be made available for the Victorian electricity grid.

The plant is expected to reduce carbon dioxide emissions by up to 22,000 tonnes annually, the equivalent of taking around 5,000 standard cars off the road for a year.

"AGL is pleased to be able to work closely with Symex to tailor an energy solution to suit their commercial requirements which also benefits the environment", AGL Managing Director Greg Martin said.

"AGL has already utilised this technology successfully at Coopers Brewery in South Australia and welcomes the opportunity to work with a major industrial company to produce a win-win solution for business, the environment and customers".

The cogeneration facility will consist of a low emissions gas turbine electricity generator set and a waste heat recovery low pressure steam boiler where steam is generated by utilising the high temperature exhaust heat of the gas turbine which significantly increases fuel efficiency compared to a conventional power plant.

The additional 15,000 megawatt hours of electricity to be supplied to the Victorian power grid is expected to power around 3,700 average households annually.

Construction of the cogeneration plant is expected to be completed in 12 months.

Further enquiries:
Media

Contact: Jane Counsel, Media Relations Manager
Direct: 02 9921 2352
Mobile: 0416 275 273

Investors
Contact: Graeme Thompson, Head of Investor Relations
Direct: 02 9921 2789
Mobile: 0412 020 711

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/08/2005

TIME: 08:58:02

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

THE AUSTRALIAN GAS LIGHT COMPANY

ABN

95 052 167 405

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**ORDINARY SHARES**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**6,259**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**FULLY PAID ORDINARY SHARES**

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**YES**
5	Issue price or consideration	**NIL**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**PURSUANT TO** **AGL LONG-TERM INCENTIVE PLAN**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**5 AUGUST 2005**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**456,592,018**	**FULLY PAID ORDINARY SHARES**

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**NIL**	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**TO RANK EQUALLY WITH ALL OTHER SHARES ON ISSUE**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**NO**
12	Is the issue renounceable or non-renounceable?	**NOT APPLICABLE**
13	Ratio in which the +securities will be offered	**LONG-TERM INCENTIVE AMOUNT DIVIDED BY WEIGHTED AVERAGE MARKET PRICE OF AGL SHARES FOR THE FIVE DAYS UP TO AND INCLUDING ANNOUNCEMENT OF FINAL RESULTS**
14	+Class of +securities to which the offer relates	**ORDINARY SHARES**
15	+Record date to determine entitlements	**1 SEPTEMBER 2004**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**THERE IS ONLY ONE CENTRAL REGISTER**

17	Policy for deciding entitlements in relation to fractions	**AS PER TERMS AND CONDITIONS OF LONG-TERM INCENTIVE PLAN**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**NOT APPLICABLE**
19	Closing date for receipt of acceptances or renunciations	**15 SEPTEMBER 2004**
20	Names of any underwriters	**NIL**
21	Amount of any underwriting fee or commission	**NIL**
22	Names of any brokers to the issue	**NOT APPLICABLE**
23	Fee or commission payable to the broker to the issue	**NOT APPLICABLE**
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	**NOT APPLICABLE**
25	If the issue is contingent on +security holders' approval, the date of the meeting	**NOT APPLICABLE**
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	**NOT APPLICABLE**
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	**NOT APPLICABLE**

28	Date rights trading will begin (if applicable)	**NOT APPLICABLE**
29	Date rights trading will end (if applicable)	**NOT APPLICABLE**
30	How do +security holders sell their entitlements *in full* through a broker?	**NOT APPLICABLE**
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	**NOT APPLICABLE**
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	**NOT APPLICABLE**
33	+Despatch date	**5 AUGUST 2005**

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

AMOUNT OF FEES TO BE ADVISED AND INVOICED BY ASX

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has

been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....Date: **16 AUGUST 2005**
(Company Secretary)

Print name: **JANE MCALOON**

== == == == ==

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/08/2005

TIME: 17:35:51

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notification of Annual General Meeting

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Tel: 02 9921 2999
Fax: 02 9957 3671

North Sydney
AGL Centre, 111 Pacific Highway
North Sydney NSW 2060

The Australian Gas Light Company
ABN 95 052 167 405

www.agl.com.au

Manager, Company Announcements
Australian Stock Exchange
Exchange Centre, 20 Bond Street
Sydney NSW 2000

22 August 2005

Re: NOTIFICATION OF ANNUAL GENERAL MEETING

Dear Sir/Madam

For the purpose of Listing Rule 3.13 I confirm that the Annual General Meeting of The Australian Gas Light Company will be held on Tuesday 18 October 2005.

Yours faithfully

Jane McAloon
Company Secretary

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 25/08/2005

TIME: 08:53:17

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

12 months to 30/06/05 Highlights

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL RESULTS FOR THE
12 MONTHS TO 30 JUNE 2005
HIGHLIGHTS

August 25, 2005

Steady performance in a period of strong retail competition

Reported	**Underlying**
• Revenue of $4.9 billion, up 17%	• Revenue of $4.1 billion, down 2%
• Net profit of $848.3 million up 142.7%	• Net profit of $386.8 million, up 6.9%
• EPS of 185.8cps up 141.9%	• EPS of 84.7 cps up 6.5%

- Operating cash flow of $557.4 million, down 12.5%
- Final dividend 32cps, 100% franked, up 3.2%
- Total dividend 63 cps, 95% franked, up 5%

Major Items of Note

- Result reflects transitional period following divestment of interest in NGC
- Increasing dual fuel accounts and maintaining market share in a highly competitive retail environment
- Milder weather than previous year
- Retail price paths in place for gas and electricity in NSW, Victoria and SA
- Further growth in Agility's third party order book
- Five year Access Arrangement for NSW gas network commenced 1 July 2005
- Disappointing ESC Draft Decision for distribution prices for Victorian electricity network
- $515 million three part capital management program commenced - special dividend of 30cps (franked to 90%) and capital return of 50cps paid during the year

Post End June 2005

- On market share buy back (3rd part of capital management program) scheduled to be completed by December 2005
- PNG Upstream Gas project equity and wholesale gas conditional sales agreements entered

Significant items

- Sale of 66.05% stake in NGC – net profit of $587.5 million (first half)
- Tax consolidation - $64.8 million net benefit (first half)
- Write-down of Victorian electricity network - $193.0 million after tax impact (second half)

AGL

Tel: 02 9921 2680
Fax: 02 9921 2751

The Australian Gas Light Company
ABN 95 052 167 405

North Sydney
AGL Centre, 111 Pacific Highway
North Sydney NSW 2060

Locked Bag 944
North Sydney NSW 2059
www.aglinvestor.com

media release

August 25, 2005

AGL delivers steady profit result

The Australian Gas Light Company (AGL) today announced a profit attributable to Shareholders for the 12 months to 30 June 2005 of $848.3 million which includes the first half reporting of a net profit of $587.5 million from the sale of AGL's 66.05 per cent interest in NGC Holdings Limited in New Zealand and the one-off net accounting impact of $64.8 million from entry into tax consolidation.

The result was negatively impacted in the second half by the $193.0 million after tax write down of the value of AGL's Victorian electricity distribution network. This follows a review of recent realised market values for other Victorian distribution businesses, a tightening of the overall regulatory environment and an unfavourable draft determination by the Victorian Essential Services Commission (ESC) on distribution charges for 2006-2010. The fair value of the electricity network has been determined after considering a range of potential regulatory outcomes.

Excluding significant items and outside equity interests, underlying net profit for the 12 months increased to $386.8 million up 6.9 per cent on the previous year. There was no contribution from NGC following the completion of the sale process in December 2004.

AGL Chairman Mark Johnson said, "AGL has achieved a steady profit result for Shareholders in a competitive and difficult energy market environment. The result reflects the contributions from AGL's portfolio of businesses and demonstrates the ability to compete in the retail energy market".

Shareholders will receive a final ordinary dividend of 32 cents per share (100 per cent franked) taking the full year dividend to 63 cents per share (95 per cent franked). This is five per cent increase on the previous year's full year dividend of 60 cents per share (75 per cent franked). AGL expects to at least maintain the total dividend pay-out to Shareholders at 63 cents per share (100 per cent franked) in 2005/06.

"During the year AGL completed the first two parts of a three-part $515 million capital management program. These were a 30 cents per share special dividend and a 50 cents per share capital return. AGL intends to complete the third part of the program with a $150 million on market share buy-back by the end of 2005", Mr Johnson added.

AGL Managing Director Greg Martin said, "The underlying profit result was achieved in a period of intense competition and milder weather conditions which affected the retail business in particular. In addition to maintaining and growing market share, AGL has been able to improve the quality of its retail customer base by increasing dual fuel accounts by 36 per cent to more than one million nationally.

"This has been an important period of transition for AGL. During the year AGL sold its interest in NGC Holdings in New Zealand, implemented two parts of the $515 million capital management program and announced a series of conditional investments in the PNG Upstream Gas Project.

"The PNG equity and gas supply agreements complement AGL's existing interest in the development of the PNG pipeline and represent important steps in implementing AGL's integrated energy company strategy", Mr Martin concluded.

BUSINESS SEGMENT PERFORMANCE[1]

Energy Sales & Marketing (ES&M)

The ES&M business reported earnings before interest and tax (EBIT) of $206.2 million down 5.8 per cent on the previous year. Milder weather affected the result as well as the investment in the business to maintain and grow retail market share. Despite the continuing competitive pressures, AGL achieved a net increase of 56,200 energy accounts compared with a net loss of 46,400 accounts in the prior year.

Energy Networks

The gas network business reported EBIT of $163.9 million, down 0.1 per cent on the previous year with returns impacted by lower tariff revenue due to lower gas volumes from milder weather. The NSW Gas Access Arrangement for the period 2005-2010 became effective on July 1 and is expected to result in a net decline of $5-10 million in EBITDA for the 2005/06 financial year.

The electricity network business achieved underlying EBIT of $75.5 million, up 7.7 per cent, prior to the impact of the $231.1 million pre tax write down of its carrying value. The write-down follows a review of recent realised market values for Victorian distribution businesses, the tightening regulatory environment and the draft determination by the ESC on distribution charges for the network. AGL considers the draft determination to be unreasonable and continues to address errors of fact and fundamental points of difference, particularly in relation to growth forecasts and operating expenditure[2]. The fair value of the electricity network has been determined after considering a range of potential regulatory outcomes.

Agility

EBIT of $63.4 million increased by 14.2 per cent as revenue rose six per cent on the previous year principally due to additional third-party contracts. Third party contract work won by Agility during the period increased by $70 million from existing clients as well as new contracts from Hammersley Iron, Santos, Ergon and Energex. The acquisition of high voltage underground electricial cable specialist Oakland Construction during the year has established Agility's underground service capability in the rapidly growing Queensland electricity services market.

Power Generation

EBIT of $31.2 million increased 43.8 per cent on the previous year. Loy Yang's contribution of $9.5 million for the full year was impacted by lower average wholesale electricity pool prices, which are expected to continue in 2005/06.

AGL's peaking power plants Hallett and Somerton played an important role in mitigating the company's potential exposure to volatile electricity prices. Enhancements to the power stations have seen an improvement in their operational performance. AGL continues to examine opportunities to expand the capacity of Hallett including a proposed wind farm.

Investments

ActewAGL *(50%)* - EBIT of $53 million increased 4.1 per cent on the previous year's result reflecting successful customer retention, lower operating costs and higher capital contributions, offset by a warmer winter than the prior year and regulatory resets on both the electricity and gas network tariffs.

APT *(30%)* – EBIT of $19.4 million was up 35.7 per cent on the previous year due to the benefits provided by the acquisition of the Goldfields Gas Transmission and Parmelia gas pipelines in August 2004 and a 30 per cent interest in the Ballera to Mt Isa pipeline in February 2004.

LPG Investments – Elgas (50%) - EBIT of $13.5 million was down 2.9 per cent on the previous year as warmer weather and higher costs impacted sales volumes. HC Extractions (100%) – EBIT of $6 million increased $4.6 million on the previous year primarily due to higher revenue from a favourable movement in the Saudi Contract propane price.

---

[1] Business segments are shown excluding significant items

[2] AGL Submission to the Essential Services Commission on the Draft Determination, 19 August 2005

Chile (100%) – GasValpo – EBIT of $4.1 million was down 33.9 per cent on the previous year due to gas restrictions from Argentina in the summer of 2005, which has limited the supply of natural gas to industrial customers.

PNG Upstream Gas Project Update

Technical, legal, tax and accounting due diligence is currently underway on the two conditional agreements AGL announced in July including the A$4.5 billion agreement for around 1,500 petajoules of gas over 20 years from 2009 and a A$400 million agreement with Oil Search to acquire a 10 per cent interest in the PNG Gas Project. Both agreements are conditional on the PNG Gas Project reaching financial close scheduled for 2006.

AGL and its consortium partner Malaysian company Petronas are progressing the Front End Engineering and Design activities for the Australian component of the Papua New Guinea to Queensland natural gas pipeline, including consideration of the proposed lateral extension of the pipeline to Gove in the Northern Territory. Progress is being made on pipeline design, route selection, land access, commercial terms and conditions, environmental approvals and regulatory matters.

International Financial Reporting Standards

AGL will prepare financial statements under A-IFRS for the first time for the half-year ending 31 December 2005. In the Appendix 4E AGL has outlined the likely impact on current year financial statements had they been prepared using A-IFRS. Application of A-IFRS is expected to result in improved reported net profit and EPS for AGL in 2005/06. There will be no change to cash flow or the capacity to pay dividends.

OUTLOOK 2005/06

2005/06 will continue to be a period of transition for AGL, after the divestment of NGC in December 2004 and before moving into 2006/07 where the positive impact of the PNG investments is expected to flow through to earnings.

Agility, Retail Energy and Merchant Energy are expected to deliver improved performances in 2005/06. The regulatory reset for the NSW gas distribution network, effective from 1 July 2005, and the draft reset for the Victorian electricity network (being challenged by AGL), effective from 1 January 2006, are expected to result in a reduced contribution, together with the after tax interest cost resulting from the 80 cents per share capital return in 2005.

Adjusting for the impact of A-IFRS, and subject to unforeseen circumstances, forecast underlying profit after tax in 2005/06 is expected to be lower than 2004/05 by three to five per cent. AGL anticipates EPS growth of zero to two per cent in the current financial year compared to the restated EPS for the 2004/05 financial year[3]. The full year dividend of 63 cents per share is expected to be at least maintained in 2005/06 with franking increasing to 100 per cent.

For more detailed information visit www.aglinvestor.com

Further enquiries:

Media

Contact: Jane Counsel, Media Relations Manager
Direct: 02 9921 2352
Mobile: 0416 275 273

Investors

Contact: Graeme Thompson, Head of Investor Relations
Direct: 02 9921 2789
Mobile: 0412 020 711

[3] 2004/05 EPS was restated to incorporate the full year impact of interest expense on the $365 million capital returned to shareholders during the year

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
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FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 25/08/2005

TIME: 08:51:51

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Preliminary Final Report

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Appendix 4E

The Australian Gas Light Company
ABN 95 052 167 405

Preliminary Final Report

Results for announcement to the market for the financial year ended 30 June 2005

Extracts from this report for announcement to the market — $A Million

Revenues from ordinary activities	**Up**	**17.0%**	To	**4,915.4**
Profit from ordinary activities after tax attributable to Shareholders	**Up**	**142.7%**	To	**848.3**
Net profit for the year attributable to Shareholders	**Up**	**142.7%**	To	**848.3**

Dividends	Amount per ordinary share	Franked amount per ordinary share
Final dividend	**32 ¢**	**32 ¢**
Interim dividend	**31 ¢**	**28 ¢**
Special dividend (refer Note 6 of attached report)	**30 ¢**	**27 ¢**

Record date for determining entitlements to the dividend:

Final dividend	15 September 2005
Interim dividend	11 March 2005
Special dividend	11 March 2005

Brief explanation of revenues, net profit and dividends:

Profit from ordinary activities after tax, includes significant profits and losses before tax as detailed in Note 4(c).

Refer to 'Financial Commentary-Discussion and Analysis of Financial Statements' on Page 4 for a detailed explanation of results for the year ended 30 June 2005.

The final dividend in respect of ordinary shares for the year ended 30 June 2005 has not been recognised in the preliminary final report as the final dividend was declared subsequent to 30 June 2005.

The Australian Gas Light Company and Controlled Entities
Preliminary Final Report
For the financial year ended 30 June 2005

Contents | ***Page No***

Contents	Page No
Consolidated Statement of Financial Performance	1
Consolidated Statement of Financial Position	2
Consolidated Statement of Cash Flows	3
Financial Commentary - Discussion and Analysis of Financial Statements	4 – 9
Deloitte Independence Letter	10
Notes to the Financial Statements	
Note 1 - Basis of preparation	11
Note 2 - Change in accounting estimates	11
Note 3 - Rounding of amounts	11
Note 4 - Revenues/expenses from ordinary activities	12-13
Note 5 - Income tax expense	13
Note 6 - Dividends	14
Note 7 - Retained profits	14
Note 8 - Net tangible asset backing	14
Note 9 - Material interests in equity accounted associates and joint ventures/entities	15
Note 10 - Segment information	16-20
Note 11 - Contingent liabilities and contingent assets	21
Note 12 - Discontinued operations	21
Note 13 - Acquisition of assets / controlled entities	21
Note 14 -Tax Consolidation	22
Note 15 - Impact of adopting Australian equivalents to International Financial Reporting Standards	22-28
Note 16 - Subsequent events	28
Note 17 – Information on audits or review	29

The Australian Gas Light Company and Controlled Entities
Statement of Financial Performance
For the year ended 30 June 2005

	Note	2005 $m	2004 $m
Revenues from ordinary activities	4(a)	**4,915.4**	4,201.7
Expenses from ordinary activities	4(b)	**(3,747.4)**	(3,355.8)
Equity accounted share of profits of associates and joint venture entities	9	**85.3**	91.8
Profit from ordinary activities before borrowing costs, depreciation and amortisation		**1,253.3**	937.7
Depreciation and amortisation		**(198.8)**	(236.7)
Profit from ordinary activities before borrowing costs		**1,054.5**	701.0
Borrowing costs		**(111.5)**	(134.0)
Profit from ordinary activities before income tax		**943.0**	567.0
Income tax attributable to ordinary activities	5	**(74.8)**	(187.5)
Profit from ordinary activities after income tax		**868.2**	379.5
Outside equity interests in operating profit after income tax		**(19.9)**	(30.0)
Profit after income tax attributable to Shareholders of the Parent Entity	7	**848.3**	349.5
Increase (decrease) in foreign currency translation reserve arising on translation of financial reports of foreign controlled operations		**(4.7)**	7.4
Total revenue, expense and valuation adjustments attributable to Shareholders of the Parent Entity recognised directly in equity		**(4.7)**	7.4
Total changes in equity other than those resulting from transactions with Shareholders as owners		**843.6**	356.9
Earnings per share including significant items			
Basic (cents)		**185.8**	76.8
Diluted (cents)		**185.5**	76.8
Earnings per share excluding significant items			
Basic (cents)		**84.7**	79.5
Diluted (cents)		**84.6**	79.5
Weighted average number of ordinary shares on issue used in the calculation of basic and diluted earnings per share			
Basic (millions)		**456.5**	454.9
Diluted (millions)		**457.2**	455.3

The Australian Gas Light Company and Controlled Entities
Statement of Financial Position
As at 30 June 2005

	Note	2005 $m	2004 $m
Current assets			
Cash		**394.2**	18.0
Receivables		**808.3**	841.1
Inventories		**14.0**	23.7
Property, plant and equipment		**15.2**	21.8
Other		**78.4**	110.9
Total current assets		**1,310.1**	1,015.5
Non-current assets			
Receivables		**131.6**	130.3
Equity accounted investments		**607.5**	601.2
Other financial assets		**-**	2.0
Property, plant and equipment		**2,120.1**	2,916.6
Intangible assets		**1,479.2**	1,614.0
Deferred expenditure		**138.1**	147.8
Deferred tax assets		**125.9**	112.7
Other		**15.7**	34.0
Total non-current assets		**4,618.1**	5,558.6
Total assets		**5,928.2**	6,574.1
Current liabilities			
Payables		**433.2**	456.1
Interest-bearing liabilities		**236.4**	546.1
Provisions		**60.5**	110.5
Current tax liabilities		**85.9**	76.6
Unearned revenue		**8.9**	12.3
Total current liabilities		**824.9**	1,201.6
Non-current liabilities			
Interest-bearing liabilities		**1,406.9**	1,643.6
Provisions		**46.0**	48.4
Deferred tax liabilities		**377.7**	518.5
Unearned revenue		**5.1**	7.4
Total non-current liabilities		**1,835.7**	2,217.9
Total liabilities		**2,660.6**	3,419.5
Net assets		**3,267.6**	3,154.6
Equity			
Contributed equity		**2,010.1**	2,239.7
Reserves		**(8.8)**	(4.1)
Retained profits	7	**1,266.3**	814.2
Equity attributable to Shareholders of the Parent Entity		**3,267.6**	3,049.8
Outside equity interests in controlled entities		**-**	104.8
Total equity		**3,267.6**	3,154.6

The Australian Gas Light Company and Controlled Entities
Statement of Cash Flows
For the year ended 30 June 2005

	2005 $m	2004 $m
Cash flows from operating activities		
Receipts from customers	**4,842.3**	5,031.7
Payments to suppliers and employees	**(4,139.5)**	(4,227.7)
Dividends received	**92.7**	74.8
Interest received	**25.0**	8.8
Borrowing costs paid	**(116.1)**	(132.2)
Income tax paid	**(147.0)**	(118.2)
Net cash provided by operating activities	**557.4**	637.2
Cash flows from investing activities		
Payment for property, plant and equipment	**(197.5)**	(211.8)
Payment for investments	**(22.0)**	(120.7)
Payment for intangibles	**(0.2)**	(3.0)
Payments for acquisition of businesses/controlled entities	**(19.0)**	-
Loans advanced	**(18.2)**	(114.1)
Proceeds from sale of property, plant and equipment	**47.4**	5.6
Proceeds from disposal of investments	**1.1**	3.2
Proceeds from Dingo Blue settlement	**-**	20.9
Proceeds from sale of controlled entities	**777.8**	-
Proceeds from loan repayments	**20.1**	7.8
Net cash provided by/(used in) investing activities	**589.5**	(412.1)
Cash flows from financing activities		
Capital Return/Proceeds from issue of shares	**(228.7)**	58.9
Share buy-back	**-**	(155.8)
Proceeds from borrowings and hedge receipts on foreign currency borrowings	**445.4**	751.8
Repayment of borrowings and hedge payments on foreign currency borrowings	**(539.2)**	(639.0)
Dividends paid	**(448.6)**	(289.8)
Net cash provided by /(used in) financing activities	**(771.1)**	(273.9)
Net increase/(decrease) in cash held	**375.8**	(48.8)
Cash at the beginning of the financial year	**1.4**	50.4
Effects of exchange rate changes on the balance of cash held in foreign currencies	**(0.2)**	(0.2)
Cash at the end of the financial year	**377.0**	1.4

The Australian Gas Light Company and Controlled Entities
Financial Commentary – Discussion and Analysis of Financial Statements

Profit Attributable to Shareholders

Profit after income tax attributable to AGL Shareholders has increased by $498.8 million to $848.3 million over the previous corresponding year, resulting in a 141.9% increase in basic earnings per share to 185.8 cents.

The result for the year included the following significant items after tax:

Sale of NGC	$587.5m
Sale of Breakfast Point	$14.7m
Property Rehabilitation	$(5.8m)
Tax Consolidation Benefit (gross benefit $65.9 million less after tax costs $1.1 million)	$64.8m
Property Rationalisation and associated costs	$(6.7m)
Write down of Electricity Networks Assets	$(193.0m)

	Excluding Significant items		Including Significant items	
	30 June 2005 $m	30 June 2004 $m	**30 June 2005 $m**	30 June 2004 $m
Profit before borrowing costs, depreciation and amortisation and income tax (EBITDA)	**895.3**	950.5	**1,253.3**	937.7
Depreciation and amortisation	**(198.8)**	(236.7)	**(198.8)**	(236.7)
Profit before borrowing costs and income tax (EBIT)	**696.5**	713.8	**1,054.5**	701.0
Borrowing costs	**(111.5)**	(134.0)	**(111.5)**	(134.0)
Profit before income tax (PBT)	**585.0**	579.8	**943.0**	567.0
Income tax	**(178.3)**	(188.0)	**(74.8)**	(187.5)
Profit after income tax (PAT)	**406.7**	391.8	**868.2**	379.5
Outside equity interests	**(19.9)**	(30.0)	**(19.9)**	(30.0)
Profit after income tax attributable to Shareholders	**386.8**	361.8	**848.3**	349.5

Cash Flow

During the year, operating cash flow decreased by 12.5% to $557.4 million. Operating cashflow after stay-in-business capital expenditure decreased by 17.6% to $458.7 million and cash flow available for expansion of the business, after stay-in-business capital expenditure and payment of the interim and final dividends decreased by 40.2% to $175.8 million. The main reason for the decrease in operating cashflow year-on-year is that the current year includes NGC up until the date of its sale on 13 December 2004 whereas the prior year has a full twelve months operating cashflow contribution from NGC.

Final Dividend

The Directors have declared a 2005 final dividend of 32 cents per share, franked to 32 cents (100%). The 2005 full year dividend total of 63 cents per share (franked to 60 cents (95.2%)) per share represents an increase of 5% over the 2004 full year dividend total of 60 cents (franked to 45 cents (75%)).

The Record date to determine Shareholders' entitlements to the 2005 final dividend is 15 September 2005 with payment on 23 September 2005. Shares will commence trading ex-dividend to the 2005 final dividend on 9 September 2005.

Review of Operations

Profit from ordinary activities (including significant items) before borrowing costs and income tax was $1,054.5 million (2004 $701.0 million) arising from the following activities:

The Australian Gas Light Company and Controlled Entities
Financial Commentary – Discussion and Analysis of Financial Statements (continued)

Energy Sales & Marketing – EBIT $206.2 million (2004 $218.8 million) down 5.8%

AGL's Energy Sales & Marketing (ES&M) division is responsible for the sale and marketing of gas, electricity and energy services to AGL's 1.5 million electricity customers and 1.3 million gas customers across Australia.

During the year ended 30 June 2005, ES&M contributed $206.2 million to profit before borrowing costs and tax compared with $218.8 million for the previous year. This decrease was driven primarily by an increasingly competitive retail environment resulting in higher spending on marketing campaigns to acquire and retain customers (induding incentives to customers), milder weather conditions across winter and summer in all states and lower management fee income resulting from the conclusion of an agreement with Alinta for the provision of transitionary services following AGL's acquisition of Pulse Energy in 2002.

There was an overall increase of 16,081 customer accounts compared to the prior year, with the number of dual fuel customer accounts (ie. where AGL supplies both gas and electricity) increasing by 276,102 to 1,036,680 accounts.

Profit before borrowing costs and tax to sales revenue for ES&M was 5.9% for the year to 30 June 2005, down from 6.3% in the prior year. The acquisition of Terra Gas Trader in January 2005 and a changed customer mix contributed to this result.

In March 2005 the new business divisions of Merchant Energy and Retail Energy were created from the existing ES&M and Power Assets divisions. Segment reporting of Merchant Energy and Retail Energy will commence from the beginning of the 2006 financial year.

Natural Gas

Total natural gas sales of 172.9 PJ were 8.8 PJ higher than the prior year.

Sales to mass market customers decreased by 4.0 PJ to 62.2 PJ. This decrease in volume was primarily due to a warmer winter in 2005 than 2004 which reduced residential consumption in NSW and VIC. The decrease was offset by an increase in customer numbers, following the opening of the SA gas mass market to competition in July 2004.

Sales to contract market customers were largely in line with the prior year across all regions, with a small increase of 0.4 PJ to 69.0 PJ. Sales to the contract market in Victoria decreased by 0.2 PJ to 25.8 PJ; in NSW they increased by 0.3 PJ to 37.8 PJ and in SA increased by 0.2 PJ to 5.4 PJ.

Wholesale gas sales increased by 12.4 PJ to 41.8 PJ primarily due to the acquisition of Terra Gas Trader (13.7 PJ), offset by lower sales volumes to National Power (0.9 PJ) and Origin Energy (1.3 PJ).

Electricity

Total electricity sales volume of 22,279 GWh was largely in line with the prior year, showing a slight decrease of 16 GWh.

Sales to mass market customers decreased by 867 GWh to 9,766 GWh as a result of customer losses and a warmer winter than in the prior year. Customer losses in Victoria and SA were offset by an increase in NSW.

Sales to contract market customers increased by 851GWh to 12,513 GWh. In the Victorian contract market, volume was up by 337 GWh to 4,693 GWh. The NSW/ACT contract market sales volumes increased by 476 GWh with 294 GWh's of that increase attributable to the signing of the Department of Defence as a new customer.

In SA, contract market volume decreased by 158 GWh to 2,937 GWh due to the loss of Holden (118 GWh) and with OneSteel and BOC operating at reduced capacity for a period of time. In the QLD contract market, sales increased by 197 GWh to 629 GWh due to the continued acquisition of business and C&I customers in the region.

Gas Networks – EBIT $163.9 million (2004 $164.1 million) down 0.1%

Gas transported on the AGL gas distribution network in NSW was 95.8 PJ, a decrease of 0.6 PJ compared to the prior year. This decrease was driven by the effect of warmer weather as Sydney experienced the warmest April and fifth warmest June in 144 years. New site growth, mostly in new housing, saw a net increase of 27,024 customer sites and 206 km of gas mains added to the network. The NSW gas distribution network now comprises 23,541 km of gas mains and transports natural gas to 951,591 customer sites.

Significant capital projects during the year included capacity upgrades of six major pressure regulating stations and commencement of the Bathurst gas network rehabilitation project. Preliminary design and route selection also commenced for the future reinforcement of Sydney's high pressure system.

In June 2005, the NSW Independent Pricing and Regulatory Tribunal (IPART) issued its final determination approving the prices, services, terms and conditions under which AGL Gas Networks will provide transportation services to retailers over the five year period to June 2010. It is anticipated that EBITDA will decrease by $5-10 million in the 2005/06 financial year as a result of this decision.

Electricity Networks - EBIT ($155.6 million) loss (2004 $70.1 million profit) down 322.0%

Electricity distributed by the AGL Victorian electricity network was 4,174 GWh, an increase of 1.24%. This result was also affected by generally milder weather conditions throughout the year which has had an adverse impact on energy sales. Growth in customer sites connected continued to be strong with a net increase of 6,632 sites added to the network during the year. The distribution network was extended by a further 105 km, bringing the total network length to 10,285 km.

At the underlying level, the electricity network performed well with EBIT up 7.7%. The unfavourable reported result was due to the $231.1 million write-down of the carrying value of the Victorian electricity distribution network. The reassessment of fair value of the network resulted from a review of recent realised market values for Victorian distribution businesses, the tightening regulatory environment and an unfavourable draft determination by the Victorian Essential Services Commission (ESC) on distribution charges for 2006-2010. AGL considers the draft determination to be unreasonable, containing errors of fact and fundamental points of difference. This is particularly so in relation to growth forecasts and allowed operating and capital expenditure. The fair value of the network has been re-assessed after considering a range of potential improved regulatory outcomes. AGL continues to vigorously pursue key points of difference with the regulator and is prepared to take the matter to appeal if necessary.

The key priorities for the Network include resolving the regulatory determination and effective network management to meet customer growth/connections, load demand and reliability targets.

Agility EBIT $63.4 million (2004 $55.5 million) up 14.2%

Agility manages, operates and develops energy infrastructure assets across Australia. During the year ended June 2005, Agility contributed $63.4 million to profit before borrowing costs and tax, an increase of $7.9 million compared to the previous year.

The improvement in EBIT is a direct result of higher revenue which increased 6.0% in the year to $428.7 million as well as ongoing cost efficiencies achieved.

Covering a range of services across the supply chain, from strategic asset management through to field-based construction services, Agility identifies each client's business requirements and seeks to help them achieve optimum performance in a cost efficient manner.

This year Agility's client and project portfolio expanded through winning new contracts, including:

- Sydney Water Corporation (SWC) Water Mains Rehabilitation Contracts;
- Powerco Tasmanian Natural Gas Construction, Operation & Maintenance Contracts;
- Energex Live Line Overhead Maintenance Contract;
- Hammersley Iron Gas Lateral Construction Contract;
- Santos Pipeline Repair Contract;
- Ergon Live Line & Air Brake Switch Inspection & Maintenance Contracts; and
- APT/Arrow Energy North Coal Seam Methane Plant Engineering Consultancy.

Agility is actively pursuing opportunities in New South Wales, Queensland, Western Australia, Tasmania and Victoria. Agility recently secured additional works for SWC and is now on its panel for Repair and Maintenance works, further cementing Agility's successful, on-going relationship with SWC.

Agility is now listed on Ergon Energy's Preferred Contractor Panel in Queensland. Due to a major growth phase in the Queensland electricity services market, Agility has strengthened its underground service capability by the acquisition of Oakland Construction Group, a preferred construction and maintenance services provider for Energex, which specialises in high-voltage underground electrical cable work in South East Queensland.

Energy Investments & LPG – contribution $96.0 million (2004 $110.4 million) down 13.0%

Australian Pipeline Trust (APT)

AGL's share of equity accounted profits from its 30% investment in the Australian Pipeline Trust totalled $19.4 million (2004 $38.0 million). Last year's result included two significant items; a profit upon entry into tax consolidation (AGL share $27.9 million) and a loss associated with the write-off of the Windimurra pipeline following the closure by Xstrata of its Western Australian vanadium mine (AGL share $4.2 million). The improved underlying result for the current year includes the positive net impact of the acquisition of the GGT and Parmelia pipelines in August 2004, together with the 30% minority interest in the Ballera to Mt Isa Pipeline in February 2005.

ActewAGL

AGL's consolidated share of profits from its 50% investment in the ActewAGL distribution and retail partnerships in the Capital Region totalled $53.0 million (2004 $50.9 million). This result reflects successful customer retention, lower operating costs and higher capital contributions revenue offset by a warmer winter than the prior year and regulatory resets on both the electricity and gas network tariff charges.

Elgas

AGL's 50% interest in Auscom Holdings (Elgas), which distributes and retails LPG in Australia, made a $13.5 million equity accounted contribution, in line with $13.9 million in the previous year. Warmer trading conditions in winter 2005 placed pressure on sales volumes, although profit levels were maintained due to the relatively strong Australian dollar. This has enabled the company to maintain margins despite international LP Gas prices reaching record levels in US dollar terms during the year.

HC Extractions

HC Extractions, which produces LPG, contributed an EBIT of $6.0 million, an increase of $4.6 million on the previous corresponding period. The increase is primarily due to additional revenue earned from the favourable movements in the Saudi Contract propane price. A significant increase in production, mainly due to the previous year's production being adversely affected by plant and equipment damage and a longer major plant shutdown, also contributed to the improved result.

Gas Valpo

AGL's wholly-owned investment in Gas Valpo, a natural gas distribution company in Chile, contributed $4.1 million to earnings before interest and tax during the year ended June 2005. The decrease from the prior year contribution of $6.2 million is due to the recommencement of gas restrictions from Argentina in the summer of 2005, which has limited the supply of natural gas to GasValpo's industrial customers.

Power Generation – contribution $31.2 million (2004 $17.5 million) up 78.3%

AGL Power Generation, including the contribution from Loy Yang Power, provided a profit contribution before borrowing costs and tax of $31.2 million, up $13.7 million on last year. This increase was primarily the result of a full year contribution from Loy Yang Power of $9.5 million. AGL purchased a 32.5% share in Loy Yang Power on 8 April 2004, which yielded a $2.7 million contribution in the 2004 financial year.

Power Generation – Wholly Owned

AGL's two gas-fired power stations Somerton in Victoria and Hallett in South Australia continue to play an important role in mitigating AGL's potential risk to the volatility of electricity spot prices during periods of peak electricity demand. Somerton has 150 MW of installed capacity while Hallett has 180 MW. Hallett has distillate as an additional fuel supply which enhances security of supply. These plants tend to operate during the summer and winter seasons, but are available to supply the market throughout the year. Substantial investments in enhancements to the generators at these power stations have greatly improved start reliability. In addition, the Somerton power station provides network support to the AGL and SPI electricity networks in Victoria.

AGL's third gas-fired power station is at Cawse, a 20 MW plant located in Western Australia. It supplies electricity, steam and desalinated water to the OMG Cawse nickel mine (60 km north-west of Kalgoorlie).

Power Generation - Investments

As AGL purchased a 32.5% share in Loy Yang Power on 8 April 2004, the prior year results incorporated less than 3 months' contribution from this investment. The 2005 financial year contribution of $9.5 million comprised the equity accounted loss of $1.1 million and loan note interest revenue of $10.6 million. This compares with a 2004 contribution of $2.7 million comprising the equity accounted profit of $0.1 million and loan note interest revenue of $2.6 million. Less than expected generation revenue is the principal reason for the 2005 performance which has been adversely affected by lower pool prices and the slower than forecast take up rate of contracts by counterparties. This left Loy Yang Power with a higher average percentage of plant capacity exposed to pool prices during the year.

AGL currently supports renewable sources of power generation through its investment in landfill gas and biogas power stations, and financial contracts for a number of wind farm developments. Further growth of AGL's renewable energy portfolio is planned through investments in renewable energy projects.

New Zealand - contribution $665.2 million (2004 $129.4 million)

On 14 December 2004 AGL completed the sale of its 66.05% interest in NGC. The contribution during the period of $665.2 million includes an amount of $591.5 million, before income tax recognised as a significant item, relating to the gain on sale of the investment.

The sale proceeds were used to pay costs in relation to the transaction, with the remainder having been or still to be used to repay debt and fund the capital management program undertaken in calendar 2005.

Property – contribution $2.6 million (2004 $0.5 million)

The current period contribution of $2.6 million includes an amount of $14.7 million in relation to profit on the sale of Stage 6 of Breakfast Point offset by an expense of $12.1 million in relation to remediation, rehabilitation and rationalisation of various properties. Both amounts were recorded as significant items.

Telecommunications - contribution $2.2 million (2004 loss $33.3 million)

During the year, provisions previously raised regarding AGL's investments in telecommunications were written back in the accounts. The $33.3 million loss in the previous corresponding period related to the write-off of the investments in TransACT and COMindico of $25.0 million and $23.5 million respectively offset by a gain of $16.2 million following a settlement in relation to the investment in dingo blue. These amounts were all recognised as significant items. AGL has provided a guarantee in support of a $25.0 million bank facility obtained by TransACT. The guarantee is limited to that facility and as at 30 June 2005 $20.8 million has been drawn down on this facility. To date there has been no call on this guarantee.

The carrying value of AGL's investm ent in Telecommunications was $nil at 30 June 2005 (2004 $nil)

Unallocated items - expense $20.6 million (2004 expense $32.0 million) down 35.6%

Unallocated items of $20.6 million for the year to 30 June 2005 decreased by $11.4 million. The decrease was due to the inclusion of interest income from the NGC sale proceeds, offset by the write-off of some deferred capital expenditure and costs associated with property rationalisation.

Borrowing costs - expense $111.5 million (2004 expense $134.0 million) down 16.8%

Borrowing costs decreased by $22.5 million to $111.5 million primarily as a result of lower average outstanding debt during the year. The net debt position at June 2005 is lower than that at June 2004. This position arises primarily as a result of the sale of AGL's interest in NGC Holdings Ltd. Most of the proceeds of sale were used to retire debt.

Tax expense $74.8 million (2004 expense $187.5 million) down 60.1%

The decrease in tax expense by $112.7 million to $74.8 million during the year is largely attributable to the tax benefit of $65.9 million recorded on entry into tax consolidation and $38.1 million tax benefit arising from the write down of the Victorian Electricity Network. Both items were recorded as significant items.

Deloitte.

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1220 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

25 August 2005

The Directors
The Australian Gas Light Company
111 Pacific Highway
North Sydney NSW 2060

Dear Directors

THE AUSTRALIAN GAS LIGHT COMPANY

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of The Australian Gas Light Company.

As lead audit partner for the audit of the financial statements of The Australian Gas Light Company for the financial year ended 30 June 2005, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(ii) any applicable code of professional conduct in relation to the audit.

Yours faithfully

DELOITTE TOUCHE TOHMATSU

G Couttas
Partner
Chartered Accountants

The Australian Gas Light Company and Controlled Entities
Notes to the Financial Statements
For the year ended 30 June 2005

Note 1 – Basis of preparation

The preliminary final report relates to the consolidated entity consisting of The Australian Gas Light Company (the Parent Entity) and each of its controlled entities. The report has been prepared in accordance with the requirements of the ASX Listing Rule 4.3A and the disclosure requirements of the ASX Appendix 4E.

The accounting policies applied in the preparation and presentation of the preliminary final report are consistent with those applied in respect of the year ended 30 June 2004 annual financial report, except as disclosed below.

Note 2 – Change in accounting estimates

There were no material changes in accounting estimates during the year ended 30 June 2005

Note 3 – Rounding of amounts

Unless otherwise specified, amounts in the preliminary final report are shown to the nearest tenth of a million dollars in accordance with ASIC class order 98/100 issued 10 July 1998. The Parent Entity is an entity to which the class order applies.

The Australian Gas Light Company and Controlled Entities
Notes to the Financial Statements
For the year ended 30 June 2005

Note 4 – Revenues/expenses from ordinary activities

	2005 $m	2004 $m
(a) Revenues from ordinary activities		
Sales of goods		
Operating activities	**3,638.4**	3,704.0
Provision of services		
Construction contracts	**32.5**	27.3
Other operating activities	**387.1**	422.5
Interest		
Associates and joint venture entities	**10.6**	-
Other operating entities	**17.0**	9.4
Dividends		
Other entities	**-**	0.7
Share of partnership profits	**-**	-
Disposal of assets		
Operating activities	**1.8**	8.8
Other activities	**812.2**	-
Rents		
Other activities	**0.7**	0.6
Foreign currency exchange gain from non-speculative dealing	**3.0**	-
Other		
Operating activities	**0.4**	4.1
Other activities – proceeds on Dingo Blue settlement	**-**	18.3
Write back of provisions no longer required		
Doubtful debts	**1.6**	1.0
Employee benefits	**0.6**	2.9
Other	**9.5**	2.1
	4,915.4	4,201.7

All revenue relates to operating activities unless otherwise stated.

	2005 $m	2004 $m
(b) Expenses from ordinary activities		
Cost of goods sold	**2,656.2**	2,542.8
Administrative costs	**187.5**	210.0
Employee benefits	**464.4**	459.6
Losses and write downs relating to investments/controlled entities	**231.1**	36.8
Carrying value of assets/businesses sold	**205.9**	10.4
Other expenses	**2.3**	88.6
	3,747.4	3,348.2

The Australian Gas Light Company and Controlled Entities
Notes to the Financial Statements
For the year ended 30 June 2005

	2005 $m	2004 $m
Note 4 – Revenues/expenses from ordinary activities (continued)		
(c) Significant items (net profit before tax)		
Dingo Blue settlement	-	16.2
(Income tax expense applicable $nil million)		
Write-off of Windimurra Power Station and APT Western Pipeline	-	(8.4)
(Income tax benefit applicable $0.5 million)		
Write-off of TransACT	-	(25.0)
(Income tax expense applicable $nil million)		
Equity accounted losses/writedown relating to COMindico #	-	(23.5)
(Income tax expense applicable $nil million)		
Equity accounted profit relating to APT entering tax consolidations #	-	27.9
(Income tax expense applicable $nil million)		
Sale of NGC	**591.5**	-
(Income tax expense applicable $4.0 million)		
Sale of Breakfast Point	**14.7**	-
(Income tax expense applicable $nil million)		
Tax Consolidation Benefit (Gross benefit $65.9 million less costs $1.6 million (Income tax benefit applicable $0.5 million))	**64.8**	-
Property Rehabilitation	**(6.1)**	-
(Income tax benefit applicable $0.3 million)		
Property Rationalisation	**(9.4)**	-
(Income tax benefit applicable $2.7 million)		
Write down of Electricity Networks Assets (Income tax benefit applicable $38.1 million)	**(231.1)**	-

Refer to Note 9 – Material interests in equity accounted associates and joint ventures.

Note 5 – Income tax expense

	2005 $m	2004 $m
Prima facie income tax expense on profit from ordinary activities	**(282.9)**	(170.1)
Tax effect of permanent differences		
Non-allowable expenditure	**(47.1)**	(29.1)
Non-assessable revenue	**179.1**	7.0
Non-rebateable/assessable dividends	**(10.2)**	(14.6)
Equity accounted profits/(losses) of associates and joint venture entities	**10.2**	11.3
Profits/(losses) on disposals of assets	**-**	(0.9)
Other	**4.4**	1.9
Recognition of tax losses not previously brought to account	**1.6**	2.1
Tax Consolidation	**65.9**	-
Income tax over-provided in prior years	**4.2**	4.9
Income tax attributable to ordinary activities	**(74.8)**	(187.5)

The Australian Gas Light Company and Controlled Entities
Notes to the Financial Statements
For the year ended 30 June 2005

	2005 $m	2004 $m
Note 6 – Dividends		
Recognised amounts		
Interim dividend paid 24 March 2005 (2004 – 26 March 2004)		
Franked amount (28 cents per share (2004 - 22 cents per share))	**127.8**	100.4
Unfranked amount (3 cents per share (2004 - 7 cents per share))	**13.7**	31.9
Total amount (31 cents per share (2004 - 29 cents per share))	**141.5**	132.3
Special dividend paid 24 March 2005 (2004 - Nil)		
Franked amount (27 cents per share (2004 - Nil))	**123.6**	-
Unfranked amount (3 cents per share (2004 – Nil))	**13.7**	-
Total amount (30 cents per share (2004 - Nil))	**137.3**	-
Final dividend paid 24 September 2004 (2004 – 26 October 2003)		
Franked amount (23 cents per share (2004 – 18 cents per share))	**104.9**	81.0
Unfranked amount (8 cents per share (2004 – 11 cents per share))	**36.5**	49.5
Total amount (31 cents per share (2004 – 29 cents per share))	**141.4**	130.5
	420.2	262.8
Unrecognised amounts		
Proposed final dividend to be paid 23 September 2005 #		
Franked amount (32 cents per share)	**141.8**	104.9
Unfranked amount (Nil cents per share)	**-**	36.5
Total amount (32 cents per share)	**141.8**	141.4

The final dividend in respect of ordinary shares for the year ended 30 June 2005 has not been recognised in this financial report as the final dividend was not declared on or before 30 June 2005.

The Australian Gas Light Company Dividend Reinvestment Plan was suspended on 14 October 2003.

Note 7 – Retained profits

	2005 $m	2004 $m
Retained profits at the beginning of the year	**814.2**	727.5
Profit after income tax attributable to Shareholders of the Parent Entity	**848.3**	349.5
Dividends paid or provided	**(420.2)**	(262.8)
Transfers from reserves	**24.0**	-
Retained profits at end of year	**1,266.3**	814.2

Note 8 – Net tangible asset backing

	2005	2004
Net tangible asset backing per ordinary share	**$3.92**	$3.15

The Australian Gas Light Company and Controlled Entities
Notes to the Financial Statements
For the year ended 30 June 2005

Note 9 – Material interests in equity accounted associates and joint ventures/entities

	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit	
	2005	2004	**2005**	2004
	%	%	**$m**	$m
Equity accounted associates and joint ventures/entities				
Auscom Holdings Pty Limited	**50.0**	50.0	**13.5**	13.9
Australian Pipeline Trust	**30.0**	30.0	**19.4**	38.0
ActewAGL	**50.0**	50.0	**53.3**	53.3
Greater Energy Alliance Corporation Pty Limited #	**32.5**	32.5	**(1.1)**	2.7
Agility Diona	**50.0**	50.0	**-**	0.2
COMindico	**35.9**	35.9	**-**	(15.9)
Other			**0.2**	(0.4)
Total			85.3	91.8

Date of acquisition – 8 April 2004

The Australian Gas Light Company and Controlled Entities
Notes to the Financial Statements
For the year ended 30 June 2005

Note 10 – Segment Information

(a) Segment revenues

	External Sales Revenues		Other External Revenues		Inter-Segment Revenues		Equity Accounted Share of Net Profits/(Losses)		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
	$m	$m	**$m**	$m	**$m**	$m	**$m**	$m	**$m**	$m
Energy Networks										
Gas networks	**59.5**	45.0	**1.3**	1.9	**278.6**	290.1	**-**	-	**339.4**	337.0
Electricity networks	**81.2**	66.4	**0.1**	0.3	**117.8**	115.2	**-**	-	**199.1**	181.9
	140.7	111.4	**1.4**	2.2	**396.4**	405.3	**-**	-	**538.5**	518.9
Agility	**146.4**	129.6	**1.8**	3.2	**280.5**	271.3	**-**	0.2	**428.7**	404.3
Energy Sales & Marketing	**3,487.3**	3,436.8	**2.0**	3.2	**33.8**	34.1	**0.2**	(0.2)	**3,523.3**	3,473.9
Energy Investments	**62.2**	50.1	**0.7**	4.5	**-**	0.6	**86.2**	105.2	**149.1**	160.4
Power Generation	**8.1**	8.9	**10.6**	0.1	**37.5**	39.0	**(1.1)**	2.7	**55.1**	50.7
New Zealand Business	**206.7**	409.7	**784.1**	7.9	**-**	-	**-**	(0.2)	**990.8**	417.4
Property	**-**	-	**37.0**	0.9	**1.3**	0.1	**-**	-	**38.3**	1.0
Telecommunications	**-**	1.0	**1.9**	18.4	**-**	-	**-**	(15.9)	**1.9**	3.5
Segment totals	**4,051.4**	4,147.5	**839.5**	40.4	**749.5**	750.4	**85.3**	91.8	**5,725.7**	5,030.1
Unallocated items	**6.6**	6.2	**17.9**	7.6	**-**	(0.6)	**-**	-	**24.5**	13.2
	4,058.0	4,153.7	**857.4**	48.0	**749.5**	749.8	**85.3**	91.8	**5,750.2**	5,043.3
Less: eliminations	**-**	-	**-**	-	**(749.5)**	(749.8)	**-**	-	**(749.5)**	(749.8)
	4,058.0	4,153.7	**857.4**	48.0	0.0	-	**85.3**	91.8	**5,000.7**	4,293.5

Revenue is principally derived from:

(i) *Energy Networks* – distribution of gas and electricity.
Agility – provision of infrastructure management and maintenance services.
Energy Sales & Marketing – sale of natural gas and electricity.
Energy Investments – investments in pipeline and energy utility entities.
Power Generation – generation and sale of electricity.
New Zealand Business – investments in New Zealand entities inv olved in the gas industry.
Property – sale and rental of properties.
Telecommunications – investment in entities involved in the telecommunications industry.

(ii) Inter-segment pricing is made on an "arms -length", commercial basis.

The Australian Gas Light Company and Controlled Entities
Notes to the Financial Statements
For the year ended 30 June 2005

Note 10 – Segment Information (continued)

(b) Segment results – profits/(losses)

	Segment Results - Profits/(Losses)		Depreciation and Amortisation		Other Non-cash Expenses	
	2005	2004	**2005**	2004	**2005**	2004
	$m	$m	**$m**	$m	**$m**	$m
Energy Networks						
Gas networks	**163.9**	164.1	**40.4**	40.0	**1.9**	2.2
Electricity networks	**(155.6)**	70.1	**27.5**	26.5	**231.6**	0.4
	8.3	234.2	**67.9**	66.5	**233.5**	2.6
Agility	**63.4**	55.5	**3.8**	3.2	**13.0**	15.0
Energy Sales & Marketing	**206.2**	218.8	**52.5**	50.8	**35.1**	34.5
Energy Investments	**96.0**	110.4	**5.6**	5.9	**1.6**	1.2
Power Generation	**31.2**	17.5	**15.5**	14.9	**0.4**	4.5
New Zealand Business	**665.2**	129.4	**31.2**	70.5	**-**	15.7
Property	**2.6**	0.5	**1.2**	1.1	**0.1**	0.3
Telecommunications	**2.2**	(33.3)	**-**	-	**0.1**	32.6
Segment totals	**1,075.1**	733.0	**177.7**	212.9	**283.8**	106.4
Unallocated items	**(20.6)**	(32.0)	**21.1**	23.8	**21.6**	19.6
	1,054.5	701.0	**198.8**	236.7	**305.4**	126.0
Less: borrowing costs	**(111.5)**	(134.0)				
Profit from ordinary activities before income tax	**943.0**	567.0				
Income tax attributable to ordinary activities	**(74.8)**	(187.5)				
Profit from ordinary activities after income tax	**868.2**	379.5				

Profit from ordinary activities before borrowing costs and tax includes the following significant items, detailed in Note 4(c), as allocated to relevant segments:

(i)	Electricity Networks	$(231.1) million (2004 $Nil million)
(ii)	Energy Investments	$Nil million (2004 $23.7 million)
(iii)	Power Generation	$Nil million (2004 $(4.2) million)
(iv)	New Zealand Business	$591.5 million (2004 $Nil million)
(v)	Property	$2.6 million (2004 $Nil million)
(vi)	Telecommunications	$Nil million (2004 $(32.3) million)
(vii)	Unallocated items	$(5.0) million (2004 $Nil million)
(viii)	Income tax attributable to Ordinary activities	$103.5 million (2004 $Nil million)

The Australian Gas Light Company and Controlled Entities
Notes to the Financial Statements
For the year ended 30 June 2005

Note 10 – Segment Information (continued)

(c) Segment assets and liabilities

	Assets [1]		Liabilities [1]		Equity Accounted Investments *		Acquisition of Non-Current Assets *	
	2005 $m	2004 $m	**2005 $m**	2004 $m	**2005 $m**	2004 $m	**2005 $m**	2004 $m
Energy Networks								
Gas networks	**1,248.3**	1,219.0	**7.3**	217.5	**-**	-	**69.2**	66.4
Electricity networks	**713.1**	949.6	**7.5**	76.0	**-**	-	**42.4**	32.6
	1,961.4	2,168.6	**14.8**	293.5	**-**	-	**111.6**	99.0
Agility	**104.6**	67.7	**66.5**	71.2	**-**	0.2	**18.7**	6.8
Energy Sales & Marketing	**2,021.8**	2,102.3	**388.0**	553.9	**0.9**	1.0	**5.6**	10.5
Energy Investments	**655.1**	650.6	**51.8**	78.6	**499.8**	484.0	**6.3**	6.6
Power Generation	**523.9**	524.2	**0.8**	21.5	**106.8**	111.6	**8.2**	5.6
New Zealand Business	**-**	864.0	**-**	594.4	**-**	4.4	**14.5**	55.1
Property	**26.6**	55.1	**15.8**	9.1	**-**	-	**6.4**	0.2
Telecommunications	**-**	0.2	**-**	2.5	**-**	-	**-**	-
Segment totals	**5,293.4**	6,432.7	**537.7**	1,624.7	**607.5**	601.2	**171.3**	183.8
Unallocated items	**634.8**	141.4	**2,122.9**	1,794.8	**-**	-	**32.0**	31.0
Consolidated totals	**5,928.2**	6,574.1	**2,660.6**	3,419.5	**607.5**	601.2	**203.3**	214.8

* included in Assets total

[1] Current year figures include the impact of entering into tax consolidation.

The Australian Gas Light Company and Controlled Entities
Notes to the Financial Statements
For the year ended 30 June 2005

Note 10 – Segment Information (continued)
(d) Funds employed

	Energy Networks		Agility	Energy Sales & Marketing	Energy Investments	Power Generation	Property	Telecom – munications
	Gas Networks	Electricity Networks						
	$m	$m	$m	$m	$m	$m	$m	$m
Current assets								
Cash	-	-	0.1	8.9	3.2	-	-	-
Receivables	13.1	10.7	36.5	712.4	10.1	5.4	4.6	-
Inventories	-	-	3.1	9.6	1.3	-	-	-
Property, plant and equipment	1.0	-	-	-	-	-	14.2	-
Other	0.1	2.5	1.4	70.1	0.4	0.7	0.1	-
Non-current assets								
Receivables	-	-	-	-	0.4	123.3	-	-
Equity accounted investments	-	-	-	0.9	499.7	106.8	-	-
Other financial assets	-	-	-	-	-	-	-	-
Property, plant and equipment	1,217.2	409.1	22.0	46.1	120.4	284.8	7.2	-
Intangibles	-	278.2	33.4	1,149.9	17.7	-	-	-
Deferred expenditure	15.8	12.6	0.9	16.7	1.9	2.9	0.5	-
Deferred tax assets	-	-	-	-	-	-	-	-
Other	1.1	-	7.2	7.2	-	-	-	-
Total assets	1,248.3	713.1	104.6	2,021.8	655.1	523.9	26.6	-
Current liabilities								
Payables	5.4	7.3	30.3	337.2	5.4	0.7	2.1	-
Provisions	1.2	0.2	16.2	12.9	1.5	0.1	10.3	-
Tax liabilities	-	-	-	-	0.2	-	-	-
Unearned revenue	-	-	0.6	7.8	0.2	-	0.2	-
Non-current liabilities								
Payable	-	-	-	9.2	-	-	-	-
Provisions	0.2	-	19.2	14.5	-	-	3.2	-
Deferred tax liabilities	-	-	-	-	-	-	-	-
Unearned revenue	0.5	-	-	4.6	-	-	-	-
Funds employed	1,241.0	705.6	38.3	1,635.6	647.8	523.1	10.8	-
Guarantee support			2.9	269.3				

The Australian Gas Light Company and Controlled Entities
Notes to the Financial Statements
For the year ended 30 June 2005

Note 10 – Segment Information (continued)

	Energy Networks – Gas Networks	Energy Networks – Electricity Networks	Agility	Energy Sales & Marketing	Energy Investments	Power Generation	Property	Telecommunications
	$m	$m	$m	$m	$m	$m	$m	$m
(e) Profit from ordinary activities before borrowing costs and significant items								
Before income tax	163.9	75.5	63.4	206.2	96.0	31.2	0	2.2
After income tax	112.9	51.5	44.3	132.2	75.2	22.1	0	2.7
(f) Profit form ordinary activities before borrowing costs and significant items/funds employed* (%)								
Before income tax	14.6	9.6	350.6	11.8	15.1	6.1	n/a	n/a
After income tax	10.1	6.5	244.8	7.6	11.8	4.3	n/a	n/a
*Weighted where appropriate								
(g) Profit from ordinary activities before borrowing costs and significant items/funds employed including guarantee support* (%)								
Before income tax	14.6	9.6	287.1	10.0	15.1	6.1	n/a	n/a
After income tax	10.1	6.5	200.4	6.4	11.8	4.3	n/a	n/a
*Weighted where appropriate								

(h) Geographical segments

	External Revenues		Assets		Acquisition of Non-Current Assets	
	2005	2004	**2005**	2004	**2005**	2004
	$m	$m	**$m**	$m	**$m**	$m
Australia	**3,884.7**	3,749.3	**5,779.2**	5,563.0	**182.5**	153.2
New Zealand	**990.7**	417.6	**-**	864.0	**14.5**	55.1
Other	**40.0**	34.8	**149.0**	147.1	**6.3**	6.5
	4,915.4	4,201.7	**5,928.2**	6,574.1	**203.3**	214.8

There was no material inter-segment revenue.

The Australian Gas Light Company and Controlled Entities
Notes to the Financial Statements
For the year ended 30 June 2005

Note 11 – Contingent liabilities and contingent assets

	2005 $m	2004 $m
(a) Contingent liabilities		
Bank Guarantees in respect of the consolidated entity	**8.5**	7.5
Guarantees and warranties in respect of controlled entities	**35.5**	36.6
Guarantees in respect of associates	**5.0**	5.0
Guarantees in respect of other entities*	**21.8**	15.8
	70.8	64.9

*AGL has provided a guarantee over a $25.0 million bank facility utilised by TransACT. As at 30 June 2005 the facility had been drawn down to the amount of $20.8 million (June 2004 $14.7 million) and is included in guarantees in respect of other entities.

Other contingent liabilities

(i) Claims and possible claims, indeterminable in amount, have arisen in the course of business against entities in the consolidated entity. Based on legal advice obtained, the directors of the Parent Entity (AGL) believe that any resultant liability will not materially affect the financial position of the consolidated entity.
(ii) AGL has undertaken to provide financial support, as and when required, to certain wholly-owned controlled entities, so as to enable those controlled entities to pay their debts as and when such debts become due and payable.
(iii) AGL has provided warranties and indemnities to certain third parties in relation to the performance of contracts by various wholly-owned controlled entities.

(b) Contingent assets

AGL is party to an agreement in relation to the disposal of various entities to an associated entity (Australian Pipeline Trust). Under the agreement the parties have agreed that the extent to which duty payable by the purchaser is otherwise than as estimated under the Share Sale agreement, an adjustment payment would be made. The amount of the potential payment payable by the purchaser has not been recognised at 30 June 2005, as it is contingent on obtaining relevant State and Territory duty relief and cannot be reliably measured at this stage.

Note 12 – Discontinued operations

On 14 December 2004 the company completed the divestment of its 66.05% shareholding in NGC Holdings Limited (NGC). The shareholding was sold to Vector Limited, a New Zealand based energy company. Up to the date of sale, the financial information relating to NGC has been consolidated in the statement of financial performance, statement of cashflows and Note 10 - segment information. Details of the financial impact of the divestment of NGC on AGL's group result are set out in Note 4.

Note 13 – Acquisition of assets / controlled entities

On 13 January 2005, AGL Wholesale Gas Limited acquired 100% of the issued shares of Terra Gas Trader Pty Limited (TGT) from Tarong Energy. TGT supplies gas to the SA market via the Moomba to Adelaide pipeline.

On 16 June 2005, Agility Management Pty Limited acquired the assets and liabilities of the Oakland Construction Group ("Oakland"). Oakland specialises in the underground electricity cable installation services in the southeast supply region of Queensland.

Note 14 – Tax Consolidation

Legislation to allow groups, comprising a parent entity and its Australian resident wholly-owned entities, to elect to consolidate and be treated as a single entity for income tax purposes was substantively enacted on 21 October 2002.

AGL and its wholly owned Australian resident entities are eligible to consolidate for tax purposes under this legislation and have elected to be taxed as a single entity from 1 July 2003. The implementation of the tax consolidation system has been formally notified to the Australian Taxation Office. The head entity within the tax-consolidated group for the purposes of the tax consolidation system is The Australian Gas Light Company.

Note 15 – Impact of Adopting Australian equivalents to International Financial Reporting Standards

The Australian Gas Light Company (AGL) changed its accounting policies on 1 July 2005 to comply with Australian Equivalents to International Financial Reporting Standards ('A-IFRS'). The transition to A-IFRS is accounted for in accordance with Accounting Standard AASB 1 "First Time Adoption of Australian Equivalents to International Financial Reporting Standards", with 1 July 2004 as the date of transition, except for financial instruments, including derivatives, where the company has elected to defer the transition date to 1 July 2005.

An explanation of how the transition from Generally Accepted Accounting Principles (AGAAP) to A-IFRS will affect AGL's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

AGL will prepare financial statements under A-IFRS for the first time for the half-year ending 31 December 2005. The directors may, at any time until the completion of AGL's first A-IFRS compliant financial report, elect to revisit, and where considered necessary, revise the accounting policies applied in preparing the financial report.

At the date of this financial report, AGL has substantially completed the implementation of A-IFRS, including analysis and assessment of accounting policies. Finalisation of implementation requires sign off of systems capability in a live environment, particularly for financial instruments, and finalisation of documentation of internal accounting policies and the impact of associates and joint ventures.

The likely impacts are based on the following key assumptions that AGL will:

- not restate previous Business Combinations (refer note (d)(iii));
- adopt deemed cost valuations for Property, Plant & Equipment in order to maintain current carrying values (refer note (d)(viii));
- reset the opening foreign currency translation reserve to zero (refer note (d)(ii));
- not restate comparatives for AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* (refer note (d)(xi)); and
- adopt the retained earnings option for the recognition of defined benefit fund actuarial gains and losses (refer note (d)(i)).

The following disclosures outline the likely impacts on the current year financial statements of AGL had they been prepared using A-IFRS, based on the directors' accounting policy decisions current at the date of this financial report. Readers of the financial report should note that further developments in A-IFRS (for example, the release of further pronouncements by the Australian Accounting Standards Board and the Urgent Issues Group), if any, may result in changes to the accounting policy decisions made by the directors and, consequently, the likely impact outlined in the following disclosure. The following financial impacts may also be affected by the finalisation of A-IFRS implementation by AGL's associated entities and joint ventures.

(a) **Reconciliation of equity as presented under AGAAP to that under A-IFRS - The Australian Gas Light Company and Controlled Entities**

	Note (refer paragraph d)	2005 $M **	1 July 2004* $M
Total equity under AGAAP		**3,267.6**	**3,154.6**
Total equity adjustments at date of transition		***(97.8)***	***N/A***
Adjustments to retained earnings (pre tax):			
Recognition of defined benefit pension asset	(i)	4.8	5.7
Clearance of foreign currency translation reserve	(ii)	0.0	(4.1)
Write-back of goodwill amortisation	(iii)	39.9	0.0
Recognition of share-based payment expense	(iv)	(4.1)	(0.8)
Adjustments relating to NGC (which was disposed of in December 2004)	(v)	36.7	(5.4)
Tax effect of A-IFRS adjustments	(vi)	1.7	0.0
Tax effect on transition***	(vi)	0.0	(83.9)
Total adjustments to retained earnings		***79.0***	***(88.5)***
Adjustments to other reserves (pre tax):			
Recognition of share-based payment expense	(iv)	4.1	(13.4)
Clearance of foreign currency translation reserve	(ii)	0.0	4.1
Total adjustments to other reserves		***4.1***	***(9.3)***
Total equity adjustments		***(14.7)***	***(97.8)***
Total equity under A-IFRS		**3,252.9**	**3,056.8**

* This column represents the adjustments as at the date of transition to A-IFRS

** This column represents the cumulative adjustments as at the date of transition to AIFRS and those for the year ended 30 June 2005

*** This figure includes the share attributable to Outside Equity Interests

(b) Reconciliation of net profit under AGAAP to that under A-IFRS - for The Australian Gas Light Company and Controlled Entities

Year ended 30 June 2005	Notes	2005 $M
Net profit as reported under AGAAP		**848.3**
Adjustments (pre-tax):		
Amortisation of goodwill	(iii)	39.9
Movement in defined benefit pension asset	(i)	8.5
Share-based payment expense	(iv)	(4.1)
Recognition of additional profit on disposal of NGC	(v)	36.7
Adjustment to income tax expense	(vi)	0.6
Total adjustments		***81.6***
Net profit under A-IFRS		**929.9**

(c) Restated A-IFRS Statement of Cash Flows for the year ended 30 June 2005

No material impacts are expected to the cash flows presented under AGAAP on adoption of A-IFRS.

(d) Notes

The information in the following notes provides a summary of the A-IFRS Standards as they affect AGL and should not be taken as an exhaustive explanation of all the impacts arising from implementation.

(i) AASB 119 *Employee Benefits*

AGL sponsors a number of defined benefit superannuation plans for employees. This standard requires the recognition of an asset or liability for the net difference between the defined benefit obligation and the fair value of the plan assets.

AGL's current policy for accounting for defined benefit funds is to expense contributions as they are paid or become payable and to fund any shortfall. AGL does not recognise any asset or liability for the net position of the defined benefit funds. The initial adjustment on transition will be through retained earnings.

In December 2004, the Australian Accounting Standards Board agreed to release an amended version of AASB 119 to permit all three options for recognition of actuarial gains and losses that were permitted under the International Standard IAS19. The previous AASB 119 only permitted recognition through profit or loss. The revised AASB 119 can be early adopted. The three options for recognition of actuarial gains and losses are:

- Full recognition through profit or loss;
- Full recognition through retained earnings; or
- The 'corridor' approach which permits smoothing of fluctuations outside of a 10% corridor.

AGL has elected to early adopt the revised AASB 119 for the annual reporting period beginning on 1 July 2005 and will apply the option of taking actuarial gains and losses to retained earnings. For the year ended 30 June 2005, total actuarial losses were $3.7 million. In accordance with the requirements of AASB 1 First Time Adoption of AIFRS, comparative period information is restated.

On transition, the estimated financial impact on opening net assets is +$5.7 million (before tax) and the impact on the June 2005 profit results is +$8.5 million (before tax).

(ii) Foreign Currency Translation Reserve

Under AASB 1, an entity has the option of resetting its opening foreign currency translation reserve (FCTR) to zero at the date of transition. If this option is selected, any gain or loss on disposal of a foreign operation will exclude the translation differences that arose before the date of transition to A-IFRS. At 30 June 2004, the balance in AGL's FCTR was a loss of $4.1 million, which arose from AGL's interests in New Zealand and Chile. AGL disposed of its interests in the New Zealand entity NGC in December 2004. On transition, AGL has elected to reset its FCTR to zero.

(iii) AASB 3 *Business Combinations*

Under this standard, goodwill will no longer be amortised but will be subject to impairment testing. Under A-IFRS, retail licenses will be accounted for as goodwill (refer note (vii)).

The amortisation of goodwill and the retail licenses for the year ended 30 June 2005 was $39.9 million.

Under the provisions of AASB 1, an entity can elect to retrospectively restate some business combinations to comply with all of the requirements of AIFRS (with all business combinations that occurred after the earliest restatement being restated) or an entity can elect to not restate any previous business combinations. Without these options, entities would have to undertake a restatement of all previous business combinations to ensure compliance with A-IFRS. If the election is made to restate some previous business combinations, or to not restate at all, AASB 1 still requires assets and liabilities that meet the recognition criteria under A-IFRS to be recognised at the date of transition and assets and liabilities that do not meet the recognition criteria to be derecognised. Adjustments to recognise or derecognise assets and liabilities are made against retained earnings except for adjustments that relate to intangible assets in which case the adjustment is made against goodwill.

Full retrospective application to all previous business combinations was considered impractical based on the fact that AGL, being Australia's second oldest company, was formed in 1837. As assets and liabilities are required to be recognised or derecognised in accordance with A-IFRS regardless of restatement, it was decided not to restate previous business combinations.

AGL has therefore elected to not apply AASB 3 retrospectively to past business combinations. Accordingly, the accumulated amortisation of goodwill and retail licenses at the date of transition of 1 July 2004 will not be reversed.

There is no financial impact on transition. The estimated financial impact on the 30 June 2005 profit results is +$39.9 million.

(iv) AASB 2 *Share Based Payments*

AASB 2 applies to all share based payments that were issued after 7 November 2002 but were not vested by 1 January 2005. This standard requires share-based payments to be measured at fair value at grant date and expensed over the vesting period. The vesting period is determined by the conditions of the employee share ownership plan. This will result in a change to AGL's current accounting policy, which does not require share-based payments to be expensed. AGL has the following share plans that exist at the date of transition to A-IFRS:

- Management Share Plan
- Share Loan Plan
- Share Purchase Plan
- Share Reward Plan
- Long Term Incentive Plan

The last issue under the Management Share Plan was in November 1996. At 30 June 2005, loans outstanding under this plan were $0.3 million, however no adjustment has been made as this falls within the transitional provisions.

The Share Loan Plan will be treated as an insubstance option so the loan balance of $14.2 million at the date of transition will be debited to an employee equity settled benefits reserve on transition. Dividends paid in the future

for this plan will be accounted for as a partial exercise of the options and charged to the employee equity settled benefits reserve. This plan is now closed to new participants.

An expense is already recognised for the Share Purchase Plan so no further adjustments are required for A-IFRS.

An expense for the Share Reward Plan and Long Term Incentive Plan will be recognised over the vesting period based on the fair value of the shares at grant date. The full annual expense for these share-based payments as calculated under this Standard has not been recognised in the period to 30 June 2005 due to the exemption for shares that vest prior to 1 January 2005. A full financial impact of these share plans is estimated to be $8.0 million before tax. On transition, an adjustment between retained earnings and equity of $0.8 million reflects the accumulated expense of the rights arising from the Long Term Incentive Plan on transition date that do not vest until after 1 January 2005.

On transition, the estimated financial impact on opening net assets is -$14.2 million (before tax) and the impact on the June 2005 profit results is -$4.1 million (before tax).

(v) Adjustments relating to NGC

AGL disposed of its interests in NGC in December 2004. Additional deferred tax liabilities and other transitional adjustments were recognised on the transition to AIFRS, which resulted in an increase to the reported profit on sale of NGC in December 2004. This is not an ongoing adjustment.

(vi) AASB 112 *Income Taxes*

In accordance with AGAAP, AGL's current accounting policy is to apply the "Income Statement" method to calculating income tax expense. Under this method, income tax expense was calculated on pre-tax accounting profits after adjustments for permanent differences. The tax effect of timing differences was recognised as either a deferred tax asset or deferred tax liability. AASB 112 adopts a "Balance Sheet" approach, which recognises deferred tax amounts for any differences between the accounting and tax value of assets and liabilities. As AASB 112 has a "Balance Sheet" approach to the calculation of deferred tax amounts rather than an "Income Statement" approach, this Standard will result in adjustments to currently recognised tax assets and tax liabilities. In addition the income tax expense and deferred tax amounts calculated under AASB 112 may be affected by other AIFRS Standards and resulting adjustments to the extent that they impact on the carrying value of assets and liabilities.

On transition, the estimated financial impact on opening net assets is -$83.9 million and the impact on the June 2005 profit results is +$0.6 million. A reduction to the deferred tax liability of $1.1 million arises from the recognition through retained earnings of actuarial losses.

The increase in the deferred tax liability on transition arises from the recognition of deferred taxes associated with fair value adjustments in relation to business combinations, investments in associates and from the previously categorised permanent differences between the book and tax carrying amounts of property, plant and equipment.

(vii) AASB 138 *Intangible Assets*

Under AIFRS, AGL has formed the view that retail licenses do not meet the criteria for recognition as an identifiable intangible asset. In accordance with AASB 1 these retail licenses will be recognised as goodwill (written - down value at 30 June 2004 of $1,179.4 million. There will be no further amortisation of the licenses when reclassified but they will be subject to impairment testing.

(viii) *Property, Plant and Equipment*

AASB 1 provides four transitional options with respect to the valuation of property, plant and equipment. These options are available on an individual asset basis. These options are:

- Depreciated historical cost
- Fair value as deemed cost;
- A previous GAAP revaluation which is then deemed to be cost; or
- Fair value at the date of a previous Initial Public Offering or privatisation.

These options are also available for intangible assets.

AGL has elected to choose those options that result in maintaining current carrying values. As a result there is no transitional or ongoing differences arising from this Standard. The basic grouping of assets and the valuation options adopted are:

Asset	A-IFRS Option
Assets held at cost	Depreciated historical cost
Gas Networks	Previous GAAP revaluation deemed as cost
Property	Previous GAAP revaluation deemed as cost
Distribution Licences	Fair value at date of privatisation

(ix) Impairment of Assets

Impairment testing is required to be undertaken whenever there is an indication of impairment and annually for goodwill and indefinite life intangibles. No impairment was identified at the date of transition of 1 July 2004. The write down of the networks business under AGAAP at 30 June 2005 was calculated consistently with the requirements under AASB 136. No other impairments have been identified to 30 June 2005.

(x) AASB 1 *First Time Adoption of A-IFRS*

AGL's date of transition to Australian Equivalents to IFRS is 1 July 2004 and AGL will be required to prepare an opening Statement of Financial Position at that date. Financial statements under current Australian accounting standards are still required to be prepared for the year ended 30 June 2005. AGL's first A-IFRS financial report will be for the interim financial report for the period ending 31 December 2005.

Opening adjustments to comply with retrospective application of the A-IFRS standards will be made to retained earnings except for adjustments to intangibles acquired in a business combination, which will be made against goodwill.

(xi) AASB 139 *Financial Instruments*

This standard requires all derivatives, including embedded derivatives, to be measured at fair value on the Balance Sheet regardless of the use of the derivative. This standard will result in key differences in accounting policy.

AGL has decided to apply the exemption provided in AASB 1 First Time Adoption of Australian Equivalents to International Financial Reporting Standards which permits entities to not apply the requirements of AASB 132 Financial Instruments, Presentation and Disclosure and AASB 139 Financial Instruments: Recognition and Measurement for the financial year ended 30 June 2005. AASB 139 contains strict documentation and designation criteria that must be met in order to achieve hedge accounting. Due to the complexities and uncertainties in AASB 139, particularly in relation to energy derivatives, AGL was not in a position to meet the documentation and designation requirements at 30 June 2004 and so has elected to not restate comparative information for AASB 132 and AASB 139. The standards will be applied from 1 July 2005.

This standard requires significant system changes to ensure that derivatives meet hedge accounting requirements. AGL has been developing its own in-house software to deal with the complexities of energy derivatives and is using off-the-shelf software for the management of treasury positions. This standard has strict hedge accounting criteria and where these are not met, movements in the fair value of derivatives will result in impacts on reported profit. From 1 July 2005, derivatives will be required to be fair valued and included on the Balance Sheet. AGL currently applies hedge accounting to derivatives, which are only recorded through profit on settlement.

Energy derivatives

AGL uses derivatives to help manage exposures to wholesale electricity and gas price fluctuations. These derivatives will mainly be classified as cash flow hedges. The Energy Supply Association of Australia, on behalf of a number of its members, has lodged a submission with the UIG seeking clarification on the application of this standard to the Australian electricity industry. This submission has been referred to the International Financial Reporting Interpretations Committee (IFRIC) and a final decision is pending. At 30 June 2005, the fair value of

energy derivatives was a negative $227.8 million. Adjustments arising from the transition to AASB 139 will include the recognition of this fair value.

Treasury derivatives

AGL uses treasury derivatives to help manage exposures to interest rate and foreign exchange movements. These derivatives will mainly be fair value hedges. AGL has restructured its portfolio to minimise the impact on fair value fluctuations through profit. At 30 June 2005, the fair value of treasury derivatives was a negative $40.7 million. Adjustments arising from the transition to AIFRS will include the recognition of this fair value as well as the fair value of the risks being hedged by these derivatives and foreign exchange differences.

Note 16 – Subsequent Events

PNG

On 5 July 2005 The Australian Gas Light Company (AGL) announced its conditional commitment to an investment in the upstream PNG Gas Project.

This investment comprises:

- A $4.5 billion conditional Gas Supply Agreement with PNG Gas Project producers to purchase around 1,500 petajoules of gas over 20 years from 2009.
- A $400 million conditional agreement with Oil Search Limited (Oil Search) to acquire an equity interest of 10 per cent in the upstream PNG Gas Project.

Capital Management

On 24 February 2005 AGL announced its intention to commence an on-market buy-back of its shares as part of its capital management program. On 2 August 2005, AGL lodged the necessary forms with ASIC to commence this process. AGL expects the buy-back program to be completed by the end of 2005.

The Australian Gas Light Company and Controlled Entities
Notes to the Financial Statements
For the year ended 30 June 2005

Note 17 – Information on audits or review

1. This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements
and Urgent Issues Group Consensus Views or other standards acceptable to ASX .
2. This report, and the accounts upon which the report is based (if separate), use the same accounting policies.
3. This report does give a true and fair view of the matters disclosed.
4. This report is based on accounts to which one of the following applies.

☑	The accounts have been audited.	☐	The accounts have been subject to review.
☐	The accounts are in the process of being audited or subject to review.	☐	The accounts have *not* yet been audited or reviewed.

5. The entity has a formally constituted Audit and Risk Management committee.

Mark Johnson

Mark Johnson (Chairman)

25 August 2005

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 25/08/2005

TIME: 08:52:06

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Open Briefing AGL MD on FY05 Results

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Attention ASX Company Announcements Platform
Lodgement of Open Briefing®

The Australian Gas Light Company
ABN 95 052 167 405
AGL Centre, 111 Pacific Highway
North Sydney, NSW 2059

corporatefile.com.au

Date of lodgement: 25-Aug-2005

Title: Open Briefing®. AGL. MD on FY 05 Results

Record of interview:

corporatefile.com.au
AGL today reported net profit of $848.3 million for the year ended June 2005, compared with $379.5 million in the previous year. Excluding significant items, EBIT was $684.7 million, down 4.1 percent, with milder weather and competitive pressure eroding the contribution from the core Energy Sales and Marketing business and the loss of earnings from NGC following its sale in December 2004. In the absence of NGC and given the competitive environment, can AGL's continuing businesses deliver earnings stability, let alone growth, in the near term?

MD Greg Martin
First, it's important to recognise that 2005 was part of a transitional period for AGL as we move to implement our integrated energy company strategy. In December 2004, for reasons articulated at the time, we sold our 66 percent interest in NGC Holdings Limited in New Zealand for an attractive price. As often occurs when divesting a business, it's not always possible to immediately re-invest the proceeds.

It was not until early in our current 2006 financial year were we able to announce our upstream PNG investment strategy, the benefits of which are expected to flow into our results from the 2007 financial year.

That said, in a year of very competitive retail market conditions with substantial ongoing customer churn levels and milder weather conditions than the previous year, we delivered a 6.5 percent increase in EPS.

In the current 2006 financial year, and after adjusting for the impact of the $365 million of capital returned to shareholders, we're forecasting EPS growth in the range of zero to 2 percent. This is, of course, subject to there being no unforeseen circumstances arising in what we expect will remain a highly competitive retail market. In the following financial year we expect positive earnings growth that will be further enhanced by our PNG gas investment.

corporatefile.com.au
EPS excluding significant items was 84.7 cents in 2005, up from 79.5 cents in the previous year. What assumptions do you base your zero to 2 percent growth forecast on?

MD Greg Martin
We expect ongoing double-digit earnings growth from our Agility business and for the Retail and Merchant Energy business units to deliver growth above the 2005 result for the former Energy Sales and Marketing business unit. We also expect modest growth from our investment in the Loy Yang power station.

These gains will be offset by a full financial year's impact of the New South Wales gas network reset, six months of the Victorian electricity network tariff reset as well as the full-year after-tax interest impact of the 80 cent per share cash component of the $515 million capital management program. That was paid to shareholders during the second half of the 2005 financial year.

corporatefile.com.au
AGL announced a fully franked final dividend of 32 cents per share for 2005, bringing the full-year payment to 93 cents, including an ordinary dividend of 63 cents, 95 percent franked, and a special dividend of 30 cents, 90 percent franked. Is the level of ordinary dividend sustainable if the core Retail and Merchant Energy businesses continue to perform at current levels?

MD Greg Martin
Subject to no unforeseen circumstances, we expect to at least maintain the 2005 63 cent per share dividend in 2006 with franking moving to 100 percent. We also expect our retail and merchant energy businesses to deliver growth in 2006 from their 2005 result. We remain committed to achieving ongoing cost reductions and extracting greater efficiencies from our retail business and recognise that we must achieve greater economies of scale from this business moving forward.

corporatefile.com.au
AGL's significant items included a write-down of $193.0 million after-tax of the Victorian electricity network, reflecting a tighter regulatory environment in the state and recent realised values of comparable distribution assets. Do you foresee similar write-downs of your other distribution assets given they face similar regulatory and market forces?

MD Greg Martin
The write-down in Victoria was a product of the particular circumstances surrounding our electricity distribution asset and its treatment by the Victorian

regulator. As such we don't foresee any write-down of our other major distribution asset, the New South Wales gas distribution network.

corporatefile.com.au
Does the written down value of AGL's Victorian electricity network reflect the terms of the recent Essential Services Commission (ESC) draft determination on distribution prices for the period 2006 to 2010 or have you assumed a better outcome in the final determination?

MD Greg Martin
We considered recent distribution asset transaction multiples, most of which relate to assets covered under the Victorian regulatory regime, the ESC's draft decision, and a range of potential final outcomes before arriving at our valuation. While we expect the ESC's final decision to improve on the draft position, we don't anticipate this impacting our revised valuation of this asset.

corporatefile.com.au
AGL's portfolio includes retail, distribution and other energy related assets, in contrast to the growing number of infrastructure trusts that hold regulated distribution assets and are structured to maximise distributions to security holders. Is AGL's structure a competitive disadvantage either operationally or in the capital markets?

MD Greg Martin
Operationally we don't see any disadvantage. Our assets are managed on terms and conditions negotiated on an arm's length basis with our network asset management business, Agility, which is a market leader in the field.

In terms of our corporate structure, it's very transparent in reporting the performance of each of the businesses and enables a clear assessment by the market. We consider it's an appropriate structure for our integrated energy company strategy. We have substantial financial capacity coupled with strong cash flow to fund further attractive acquisitions should they arise. That said, we continually review our structure against the competitive landscape in which we operate.

corporatefile.com.au
The Energy Sales and Marketing business booked EBIT before significant items of $206.2 million, down 5.8 percent on revenue of $3,487.3 million, up 1.5 percent. You've indicated the business increased its investment in marketing to defend market share. Can you comment on the success of this campaign and whether you can hope to retain the new customers without further significant spending?

MD Greg Martin
The campaign had significant success in a highly competitive market, with a net increase in customer acquisitions of 16,000 achieved. We invested sensibly to maintain our market leadership position while at the same time targeting cost reductions in the business. We'll continue this strategy moving forward. Our focus is on 'contracted' accounts, and during the year we achieved a 149 percent increase in accounts under contract to approximately 777,000. Of this total, in

excess of 85 percent are fixed-term contracts with most contracts having a three year duration.

Our retail energy business is a central component of our integrated energy company strategy. It's Australia's largest retail energy business representing approximately 20 percent of the Australian retail energy market. It provides a channel to market as we further integrate the business into power generation and upstream gas reserve investments. Retaining and growing this position is key to the business's long-term value and place within our integrated strategy.

corporatefile.com.au
EBIT margin in Energy Sales and Marketing fell to 5.9 percent from 6.3 percent in the previous year. Given the need for ongoing spending on marketing, what initiatives do you have in place to reduce costs in this business? What are your cost reduction and margin targets?

MD Greg Martin
It's very difficult talking retail margins now we're operating under the new International Financial Reporting Standards (IFRS). This is primarily a result of the volatility that may arise surrounding adoption of the derivative instrument standard, AASB 139. On this point, I'd refer you to the slides in our results presentation today that help explain the impact of the introduction of IFRS as they relate to our derivative energy instruments.

What I can say though is that to remain competitive, it's essential we maximise the economies of scale inherent in a business of our size. A range of initiatives are under way to achieve this. For example, we continue to re-engineer our debtor management processes to achieve greater effectiveness in working capital management. We also continue to invest in our systems and processes to lower operating costs and gain greater control over our wholesale energy costs through our strategy of integrating across the energy chain. This is a continuing project and I'd expect to update you with further details of our progress in this key area when we announce our 2006 interim results in February next year.

corporatefile.com.au
Energy Sales and Marketing increased its dual fuel customer accounts by 36 percent to 1.03 million. What's the economic value of dual fuel accounts to the company?

MD Greg Martin
In simple terms we can 'clip the ticket' twice for the same cost. The most significant initial cost in retailing isn't billing costs but the acquisition and establishment costs of new customers. These costs were high during our 2005 financial year reflecting our success increasing net dual fuel accounts. If we can generate two streams of revenue from the same sunk cost of a single fuel customer our margins improve accordingly. Typically, our dual fuel customers are also on a market contract, enabling us to lock in the dual revenue stream for the duration of the contract term.

corporatefile.com.au
AGL's Energy Networks booked an underlying EBIT of $239.5 million before significant items, up 2.3 percent, with gas networks' EBIT down 0.1 percent to $163.9 million and electricity networks' EBIT up 7.8 percent to $75.6 million. Can you comment on the outlook for earnings in 2006 given recent regulatory determinations in New South Wales and Victoria?

MD Greg Martin
For our New South Wales gas network, we expect a $5 million to $10 million reduction in EBITDA for the current financial year following the initial-year price cuts determined by IPART. In terms of the Victorian electricity network, until the current regulatory processes are complete, we're unable to provide definitive guidance on the EBITDA impact of the tariff reset. We lodged a comprehensive response to the draft determination on Friday 19 August 2005, setting out a number of areas we believe to be incorrect. There's a well established process that now follows, and we'll have to await the regulator's final determination. We wouldn't rule out the possibility of an appeal if our concerns are not satisfactorily addressed in the final determination.

corporatefile.com.au
The Agility energy infrastructure construction, servicing and management business booked EBIT of $63.4 million, up 14.2 percent on revenue of $428.7 million. To what extent is the recent revenue growth and efficiency improvement within Agility sustainable?

MD Greg Martin
We continue to expect double-digit earnings growth for Agility. The business is now well established and is one of Australia's leading energy infrastructure asset managers and service providers. Agility successfully secured additional third-party clients in 2005. This was reflected in its third-party order book which increased by approximately 40 percent to $72 million.

Agility now serves clients in every state and territory of Australia. During the year it acquired Oakland Constructions in Queensland, a well established underground electricity cable installer and contractor to major electricity utilities in that state. The acquisition positions Agility as a leading energy infrastructure service provider in Queensland, Australia's fastest growing energy market.

With the growing energy infrastructure spend around the east coast we remain confident Agility can compete effectively, win new work and continue to expand its earnings base.

corporatefile.com.au
AGL's Power Generation assets booked EBIT of $31.2 million, up 78.3 percent, primarily reflecting a full-year contribution from 32.5 percent-owned Loy Yang Power, which was acquired in April 2004. The Loy Yang contribution comprised loan note interest of $10.6 million and an equity accounted loss of $1.1 million. What confidence can you have that Loy Yang's performance will improve given an increase in competition with the opening of Basslink next year?

MD Greg Martin
We're forecasting a slight increase in Loy Yang's contribution in the current financial year. Soft pool prices continue to constrain its performance, and as a result of essential plant repairs there'll be a negative impact of approximately $4 million to $5 million on AGL's share of Loy Yang's 2006 earnings. These repairs are to nozzles within the generator which require replacement following a worldwide alert by the manufacturer Siemens.

Loy Yang is also undertaking a refinancing exercise which, when complete, will provide a better match between its debt profile and the life of the generator and adjacent mine. It's important to understand that when AGL and our partners acquired the asset in 2004, the transaction enabled only a debt restructuring, not a refinancing as is currently underway. We're seeing considerable appetite and depth in debt markets and are confident that Loy Yang will be able to refinance on more favourable terms.

We remain comfortable with our investment in Loy Yang and its longer-term outlook. The plant is an important component of Victoria's base load power generation infrastructure and we expect it to benefit as both Victoria and Australia's energy needs continue to grow.

corporatefile.com.au
Energy Investments booked EBIT of $96.0 million, up 10.7 percent from the previous year's result before significant items. Can you comment on the sustainability of this level of growth?

MD Greg Martin
When looking at Energy Investments' EBIT contribution you need to look at the dynamics surrounding the individual investments in that portfolio - ActewAGL, Australian Pipeline Trust, Elgas, HC Extractions and Gas Valpo. We actively manage these investments to ensure they both continue to deliver acceptable returns commensurate with our investment criteria and fit within our ongoing integrated energy portfolio. While we're not in a position to give specific growth forecasts for these investments, we don't anticipate growth in 2006 to the same extent as in the 2005, predominantly due to the positive impact in 2005 of contributions from APT acquisitions and ActewAGL facing its first full year of regulatory resets in 2006.

corporatefile.com.au
Following your decision to take a 10 percent stake in the PNG Gas Project, are you actively seeking further upstream investments? What are your acquisition criteria?

MD Greg Martin
We're reviewing a range of investment opportunities consistent with our strategy. These include opportunities to build and/or acquire power generation assets, renewable energy assets and upstream gas investments. Our acquisition criteria are asset specific; we set specific discount rates for each asset type and adopt a disciplined approach to assessing the value of the opportunity to our shareholders. We'll only invest if the assets complement our integrated energy portfolio and can generate sufficient returns above their cost of capital.

corporatefile.com.au
Given the relatively low earnings growth profile of your distribution and retail assets, what are the growth opportunities for AGL going forward? To what extent will growth depend upon gaining a greater exposure to upstream assets?

MD Greg Martin
AGL's investment proposition is to provide fully franked dividends to shareholders with moderate, yet sustainable earnings growth. It's against this proposition that we then look at our existing portfolio. Agility is forecast to deliver ongoing earnings growth. Our gas and electricity distribution networks, following finalisation of the Victorian electricity price reset, will have locked-in returns for their respective five-year regulatory periods and deliver solid cash flow and modest growth typical of this class of asset. The Retail and Merchant Energy business units are both set to deliver growth from their 2005-year results. And as we've already noted, we'll see the first positive contribution from our PNG upstream investment in the 2007 financial year.

Other growth prospects, over and above organic growth from our existing portfolio, are in power generation, renewable energy generation, the PNG pipeline - which provides a number of growth opportunities for us - and of course further upstream gas reserve investments.

As we further integrate across the energy value chain from energy source to customer, we're confident the end result will be greater predictability in our cash flows, our earnings growth and our returns to shareholders.

corporatefile.com.au
Thank you Greg.

For more information about AGL, visit www.agl.com.au or call Graeme Thompson, Head of Investor Relations, on +61 2 9921 2789

To receive future Open Briefings by e-mail, visit www.corporatefile.com.au

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 25/08/2005

TIME: 09:56:46

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Full Year Financial Results Presentation

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AGL

2005 Full Year Financial Results

12 months ended 30 June 2005

25 August 2005

Agenda

- Year in Review
- Result Overview
- Group Financial Performance
- Segment Performance
- Outlook

Year in Review

AGL

- Steady financial performance despite challenging sector dynamics
  - Delivered EPS growth of 6.5%, consistent with expectations
- Completed sale of NGC Holdings Limited in NZ
  - Net profit after tax of $587.5m from sale of 66% majority stake
- $515m capital management program
  - 30cps special dividend and 50cps capital return completed
  - $150m on market share buy-back scheduled for completion by December 2005
- Regulatory outcomes
  - NSW gas decision finalised - 5 year regulatory certainty 'locked in'
  - VIC electricity draft disappointing - working toward improved outcome

    Decision to write down network carrying value by $231.1m to $700m

Year in Review (cont)

- Established Retail & Merchant Energy Business Units

- Improved retail market position
  - Ongoing investment in and improved quality of Australia's largest retail energy business
    - 16,000 net increase in energy accounts
    - 462,000 increase in accounts under contract
    - 276,000 increase in dual-fuel accounts

- PNG gas project
  - Conditional equity investment in upstream gas project
  - Conditional long term gas supply agreement
  - Expanded FEED process, including Gove lateral, well underway

Result Overview - Financial

AGL

Reported performance

12 months to ...	June 04	June 05	Change %
EBIT	$701.0m	$1,054.5m	+ 50.4
Profit after tax	$379.5m	$868.2m	+ 128.8
Earnings per share	76.8c	185.8c	+ 141.9
Operating cash flow	$637.2m	$557.4m	- 12.5
Operating cash flow per share	1.40c	1.22c	- 12.9
Final dividend	31c	32c	+ 3.2
% franking	74.2%	100%	
Interim dividend*	29c	31c	+ 6.9
% franking	75.9%	90.3%	

Performance excl significant items

	June 04	June 05	
EBIT	$713.8m	$696.5m	- 2.4
Profit after tax	$361.8m	$386.8m	+ 6.9
Earnings per share	79.5c	84.7c	+6.5

* Excludes 30cps special dividend

AGL

Group Financial Performance

Greg Hayes

Chief Financial Officer

Profit & Loss (excluding significant items)

12 months to ...	June 04 $m	June 05 $m	Change %
Revenue*	4,272.9	4,181.3	-2.0
Expenses	3,322.4	3,286.0	-1.1
EBITDA	950.5	895.3	-5.8
EBIT	713.8	696.5	-2.4
Borrowing costs	-134.0	-111.5	-16.8
Profit before tax	579.8	585.0	+0.9
Income tax expense	-188.0	-178.3	-5.2
Outside equity interests	-30.0	-19.9	-33.7
Net profit after tax	361.8	386.8	+6.9

* Includes interest income of $11.7m

Significant Items (net of tax)

AGL

12 months to...	**June 05** $m
Sale of NGC	587.5
Sale of Breakfast Point	14.7
Property rehabilitation	(5.8)
Tax consolidation benefit (Gross benefit $65.9m less after tax costs of $1.1m)	64.8
Property rationalisation & associated costs	(6.7)
Write down of electricity network assets	(193.0)
Net significant items	**461.5**

Cash Flow Summary

12 months to ...	June 04 $m	June 05 $m	Change %
EBITDA (reported)	937.7	1,253.3	+33.7
Working capital	-74.1	-65.2	-12.0
Equity accounting associates and JV's	-17.0	7.5	*N/A*
Borrowing costs	-132.2	-116.1	-12.2
Tax payments	-118.2	-147.0	+24.4
Non-current asset write-off/disposal	41.0	-375.1	*N/A*
Operating cashflow	637.2	557.4	-12.5
Less: Stay-in-business capex (SIB)	-80.4	-98.7	+22.8
Cashflow after SIB capex	556.8	458.7	-17.6
Less: Dividends paid	-262.8	-282.9[1]	+7.6
Free cashflow	**294.0**	**175.8**	**-40.2**

[1] Does not include payment of special dividend of 30cps on 24 March 2005

Key Operating and Financial Metrics

AGL

12 months to ...	June 04	June 05	Change
Average Funds Employed	$5,259.4m	$5,116.2m	-2.7%
EBIT[1]	$713.8m	$696.5m	-2.4%
EBIT[1]/Average Funds Employed	13.6%	13.6%	0.0
Return on equity	12.2%	12.2%	0.0
Interest expense	$134.0m	$111.5m	-16.8%
Interest cover[1]	5.7x	8.0x	+2.3x
Net debt	$2,171.7m	$1,249.0m	-42.5%
Gearing (D/D+E) (%)	40.8%	27.7%	-13.1

[1] Excluding significant items

Capital Management

AGL

- $515 million capital management program:
  - 30cps ($137m) special dividend - completed 24 March 2005
  - 50cps ($228m) return of capital - completed 29 April 2005
- Targeting completion of $150m buy-back by end of calendar year 2005
- Retain financial flexibility to participate in future opportunities

A-IFRS Balance Sheet Impact

	$m
Total equity under AGAAP 30 June 2005	**3,267.6**
AASB 2 Share based payment	(14.2)
AASB 3 Reversal of goodwill amortisation	39.9
AASB 112 Income Tax	(82.2)
AASB 119 Employee Benefits	10.5
Adjustments relating to sale of NGC	31.3
Revised 30 June 2005 closing equity as disclosed in AASB 1047	**3,252.9**
Estimated opening transitional adjustments from AASB 139 Financial Instruments (pre-tax):	
Treasury	19.9
Energy	(260.4)
AASB 112 Tax adjustments	72.2
Estimated opening equity 1 July 2005	**3,084.6**

- Two key transition impacts from AASB 139 – fair value of energy and treasury derivative adjustments and write-off of unamortised premiums on caps

- Financial Instruments fair value adjustment consistent with previous financial statement disclosures. Ongoing balance sheet effect can be determined at period end only

A-IFRS Profit Effect

AGL

Forecast 05/06 A-IFRS adjustments	$m
AASB 2 Share based payment	(6.5)
AASB 3 Reversal of goodwill amortisation	39.9
AASB 112 Income Tax	(10.4)
AASB 119 Employee Benefits	8.5
AASB 139 cap write off reversal (pre-tax) (does not include any other AASB 139 impacts)	26.0
Total	**57.5**

Notes

For the purposes of this presentation, AASB 2, 3 and 119 adjustments are assumed to be the same as the 2004/5 year with AASB112 representing the relevant tax effect of these adjustments. 2005/6 AASB139 cap write-off reversal profile has been established.

- Non-amortisation of goodwill, share-based payments and adjustments relating to defined benefit funds actuarial assessments will represent the key ongoing adjustments. Annual AASB139 cap write off reversal until about 2008
- The effects of volatility caused by AASB 139 cannot be reliably estimated

AASB 139 Profit Volatility - Energy

		Balance Sheet Volatility ($m)			P & L Volatility (pre-tax) ($m)		
	% volume (app)	$1/MWh forward curve change *	Average	Maximum	$1/MWh forward curve change *	Average	Maximum
Swaps	85	30	63	147	(1) **	(3) **	(8) **
Caps	15	9	11	43	9	11	43
TOTAL	100	39	74	190	8	8	35

Notes:

Volatility figures are for six month reporting periods and can be positive or negative

Average and maximum variability figures: for caps 10% and 40% price shifts respectively, for swaps from recent three year history.

* Unit forward price curve change is 1 $/MWh in first year ahead and decreasing shifts in subsequent years

** Assumes all bought swaps fully satisfy AASB139 "hedge effectiveness"

- The volatility arising from movements in the prices of derivatives is dependent upon future events which cannot be estimated with any degree of certainty
- The volatility arising from Treasury derivative products is expected to be low

A-IFRS Financial and Economic Impact

There will be some profit volatility from applying the new standards, however there will be no change to:

- Net cash flows
- Debt capacity
- Capacity to pay dividends
- Risk management policies - including hedging policies

Next Steps:

- Finalise accounting policies for AGL and associates
- Provide detailed disclosure to market

AGL

Segment Performance

Greg Martin

Managing Director

EBIT Contribution by Segment (excluding significant items)

12 months to ...		June 04 $m	June 05 $m	Change %
ES&M		218.8	206.2	-5.8
Networks	Gas	164.1	163.9	-0.1
	Electricity	70.1	75.5	+7.7
Agility		55.5	63.4	+14.2
Power Generation		21.7	31.2	+43.8
New Zealand		129.4	73.7	-43.0
Energy Investments		86.7	96.0	+10.7
Telecommunications		-1.0	2.2	n/a
Property		0.5	0.0	n/a
Unallocated		-32.0	-15.6*	+51.3
Total		713.8	696.5	-2.4

* Includes interest income of $11.7m

Energy Sales & Marketing - Financials

AGL

12 months to ...	June 04	June 05	Change %
Total revenue $m	3,473.9	3,523.3	+1.4
Expenses $m	3,204.3	3,264.6	+1.9
EBITDA $m	269.6	258.7	-4.0
D & A $m	50.8	52.5	+3.3
EBIT $m	218.8	206.2	-5.8
Op cash flow $m	212.3	218.2	+2.8
EBIT: sales	6.3%	5.9%	-0.5
EBIT: Av funds employed	14.0%	11.8%	-2.2

Key Factors

- Intensely competitive market
- Increased investment to maintain market leadership
- Milder winter and summer than prior year

Intensely Competitive Mass Market Churn



Monthly Churn Annualised
40%
35%
30%
25%
20%
15%
10%
5%
0%
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05
SA Gas
Vic Gas
Vic Elec
SA Elec
NSW Elec
NSW Gas

Source: NEMMCO, Vencorp and company estimates. SA Gas churn includes customer retentions, all other state indicators, electricity and gas, exclude retentions.

Retail Market Outcomes by State


Vic

	Gas	Electricity
Customer accounts	+ 19,200	- 19,500
Retail market churn:	20% (2004 14%)	22% (2004 14%)


SA

	Gas	Electricity
Customer accounts	+ 40,600	- 80,000
Retail market churn:	27%* (2004 n/a)	11% (2004 10%)


NSW

	Gas	Electricity
Customer accounts	- 18,900	+ 74,500
Retail market churn:	5% (2004 5%)	6% (2004 5%)

Data is for the 12 month period ended 30 June 2005. *SA Gas churn includes customer retentions, all other state indicators, electricity and gas, exclude retentions.

Investing to Maintain Market Leadership

Mass Market Customer Accounts Won

In 000's	**FY04**	**FY05**	Change
Wins	214.3	359.5	68%
Losses	-260.7	-303.2	16%
Net Result	**-46.4**	**56.2**	n/a
Retentions	169.6	273.5	61%

- Defended and grew retail market share in extremely competitive environment
- 36% increase in dual fuel accounts to ~1.03 million
- 146% increase in accounts under contract to ~778,000
  - ~90% fixed term contracts
- Net increase in campaign spend of ~$11.4m

Retail & Merchant Split - Indicative EBIT Restatement[1]

EBIT		
ES&M	Power Assets	TOTAL
$206.3m	$31.2m	$237.5m

↓

EBIT		
Retail Energy	Merchant Energy	TOTAL
$197.1m	$40.4m	$237.5m

Retail Energy
- Mass Market Residential
- Mass Market Business
- Industrial & Commercial

Merchant Energy
- Wholesale Sales
- Energy Services
- Merchant Power
- Gas Developments

Note:
- Merchant manages energy procurement for Retail on a cost recovery basis.
- Major Customers segment of I&C to be transferred from Retail to Merchant during FY06.

[1] Based on FY05 Result

Energy Networks - Gas Financials

AGL

12 months to ...	June 04	June 05	Change %
Total revenue $m	337.0	339.4	+0.7
Expenses $m	132.9	135.1	+1.7
EBITDA $m	204.1	204.3	+0.1
D & A $m	40.0	40.4	+1.0
EBIT $m	164.1	163.9	-0.1
EBIT: Av funds employed	16.5%	14.6%	-1.9

Key Factors

- Milder weather impacted gas volumes and revenue
  - FY05 degree days 465 v six year average of 524 v FY04 of 527
  - Sydney experienced warmest April & 5th warmest June in 144 years
- CAPEX: Growth $44.6m, Stay-In-Business $24.6m

Energy Networks - Electricity Financials

12 months to ...	June 04	June 05	Change %
Total revenue $m	181.9	199.1	+9.5
Expenses $m	85.3	327.2	+283.6
EBITDA $m	96.6	-128.1	-232.6
D & A $m	26.5	27.5	+3.8
EBIT $m	70.1	75.5	+7.7
EBIT: Av funds employed	8.0%	9.6%	+1.6

Key Factors

- Strong growth in customer connections offset by milder weather conditions
- Reported profit includes $193m (net of tax) write down of network
- CAPEX: Growth $26.5m, Stay-In-Business $15.6m

Energy Networks - Operational and Regulatory

- Steady customer connection growth, mild weather impacts load growth

	Gas		Electricity	
Customer connections (Total)	951,591	+2.9%	285,693	+2.4%
Energy Distributed	95,750pj	-0.7%	4,174GWh	+1.2%
Peak Load	-	-	826MW	-2.7%
Network Length	23,541km	+206km	10,285km	+105km*

- Gas and electricity network reliability performance solid within regulatory targets
- NSW Gas Access Arrangement approved - regulatory certainty for 5 years
- VIC Electricity Distribution Price Review draft disappointing, continuing work toward improved outcome

* From 2005, network length reported as Total Network Length against Total Line Length previously. 2004 re-stated to 10,180km.

Agility - Financials

12 months to ...	June 04	June 05	Change %
Related revenue $m	336.3	362.7	+7.9
Third Party revenue $m	68.0	66.0	-2.9
Total revenue $m	404.3	428.7	+6.0
Expenses $m	345.6	361.5	+4.6
EBITDA $m	58.7	67.2	+14.5
D & A $m	3.2	3.8	+18.8
EBIT $m	55.5	63.4	+14.2

Key Factors

- Double digit EBIT growth
- Higher revenue as Agility expands its national client base
- Continued cost control

Agility - Servicing a National Client Base

- Agility is one of the few companies with the capabilities to construct, service and manage assets for the gas, electricity and water utility sectors across all states and territories of Australia



Power and Water
APT
Ergon Energy
Santos
Energex
APT
APC (PNG FEED)
Apache
Hamersley Iron
Goldfields Gas Transmission
AGL
APT
Northern Territory
Western Australia
Queensland
South Australia
New South Wales
ACT
Victoria
Tasmania
Sydney Water
Caltex
Integral Energy
One Steel
Gorodok
Country Energy
AGL
APT
ActewAGL
Mainco
Pacific Airport
Telstra
AGL
AGL
Aurora
Powerco

Agility - Growing 3rd Party Client Base

- Won in excess of $70m additional third party contracts

- Ongoing expansion of client and project portfolio
  - Sydney Water
  - Powerco
  - Energex
  - Hamersley Iron
  - Santos
  - Ergon
  - APT/Arrow Energy



3rd Party Order Book $m
100
80
60
40
20
0
2003-2004
2004-2005

- Acquisition of Queensland based Oakland Construction Group

Power Assets - Financial

12 months to ...	2004	2005	Change %
Revenue $m	50.7	55.1	+8.7
Expenses $m	18.3	8.4	-54.1
EBITDA $m	32.4	46.7	+44.1
D & A $m	14.9	15.5	+4.0
EBIT $m	21.7	31.2	+43.8
Op cash flow $m	36.0	48.5	+34.7
Av funds employed $m	402.5	513.0	+27.5
EBIT: Av funds employed	5.4%	6.1%	+0.7

Key Factors

- Result primarily driven by lower repairs and maintenance costs, improved operating performance leading to lower costs of energy sold and a full 12 month contribution from the Loy Yang investment

- Loy Yang impacted by lower pool prices and slower than forecast take up rate of contracts by counterparties

Power Assets - Operational

AGL

- GEAC (Loy Yang)
  - Reviewing refinancing options
    - analysis confirms favourable market conditions
    - enable better match between debt profile and tenure of power plant and adjacent mine
  - Essential repair program underway - nozzle replacement following global alert by manufacturer

- Hallett (180MW) and Somerton (150 MW) continue mitigating potential volatility during peak periods
  - Plant availability and efficiency improved during 2H05 following completion of capital works - plant start reliability tracking above 97%

- Hallett wind farm
  - Investment analysis ongoing
  - Generation licence application currently before ESCOSA

Energy Investments (excluding significant items)

12 months to ...	**June 04** $m	**June 05** $m	**Change** %	**Comment**
ActewAGL (50%)	50.9	53.0	+4.1	Continuing customer focus with operating cost reductions
APT (30%)	14.3	19.4	+35.7	Parmelia & GGT contribution from August 2004
Elgas (50%)	13.9	13.5	-2.9	Steady profit absorbing higher cost of LPG
HC Extractions (100%)	1.4	6.0	+328.6	Full year production with increased LPG sale prices
Gas Valpo (100%)	6.2	4.1	-33.9	Gas supply restrictions affect profit
Total	**86.7**	**96.0**	**+10.7**	
NGC (66%)	129.4	73.7	-43.0	Business sold in December 2004

PNG Upstream Gas Project Agreements - Update

- A$4.5 billion gas supply agreement (GSA) with the PNG Gas Project producers for the supply of approximately 1,500 PJ of gas over 20 years commencing from 2009
- A$400m upstream investment agreement (UIA) with Oil Search to acquire a 10% interest in PNG Gas Project through stakes in the Kutubu (PDL2) and Gobe (PDL4) licences
  - Technical, legal, tax and accounting due diligence ongoing
  - Binding sale and purchase agreement to be finalised later this year
- Both transactions conditional on the PNG Gas Project reaching financial close in 2006

PNG Pipeline - Update

- FEED continues
  - Gove extension will bring AGL share of total project FEED to ~$33m
  - Engineering
  - Environmental
  - Land access & licensing
  - Regulatory process continuing

- Pipeline statistics
  - Total length >3,800 km
  - Diameters 350-700mm
  - >450,000 tonnes steel pipe
  - >200,000 welded joints
  - >1,500 construction jobs



W GUINEA
Torres Strait
Bamaga
Cape York
Gove
Weipa
Cooktown
Cairns
Townsville
Mackay
Rockhampton
Gladstone
Brisbane
Moomba
SOUTH AUSTRALIA

AGL

Outlook

Integrating across the Energy Value Chain


Generation/ wholesale
Transmission
Distribution
Services
Retail
Electricity
Merchant Energy
Power Assets
Loy Yang (32.5%)
Hallett
Somerton
PNG upstream gas
APT (30%)
PNG
Pipeline
Networks
ActewAGL
(50%)
Agility
Retail Energy
ActewAGL
(50%)
Gas
Production/ Wholesale
Transmission
Distribution
Services
Retail

Greater certainty of:

- earnings
- cash flow
- dividends

Potential opportunities

Power generation, renewables, PNG pipeline and further upstream gas production/reserves

Business Units

AGL

Retail focus:

- Maintain market leadership
- Improve internal systems, processes and capabilities
- Positioning for growth

Merchant focus:

- Execute PNG upstream Gas Supply Agreement & Upstream Investment Agreement
- Power generation - build and/or acquire
- Pursue opportunities in NSW and Queensland

Business Units

AGL

Networks focus:

- Effective network management to meet customer growth/connections, load demand and reliability targets
- Proactive management of VIC electricity price determination
    - seeking more reasonable outcome
    - appeal decision if necessary
    - to be resolved by December 05

Agility focus:

- Continue to grow third party revenue
- Secure higher margins up the value chain
- Consolidate acquisitions

Outlook- Financial

- 2006 Financial Year:

A-IFRS

- Forecast underlying profit and EPS, subject to unforeseen circumstances, to increase predominantly resulting from non-amortisation: goodwill ~$40m and cap contracts ~$18m (both after tax)

A-GAAP

- Forecast underlying profit, subject to unforeseen circumstances, to be lower by ~3%-5% after absorbing:
  - Full year after tax interest impact of 80cps capital return of ~$19m
  - Full year impact of NSW gas reset
  - Six month impact of VIC electricity reset
- Forecast EPS growth of ~0-2% on restated 2005 EPS basis*

Dividend

- FY05 63cps total dividend to at least be maintained in FY06 fully franked

* 2005 EPS restated for full year impact of interest expense on $365m capital returned

Outlook- Financial

AGL

- 2007 Financial Year:

Profit

- Targeted improvement on forecast FY06 underlying operational performance despite full year impact of VIC electricity distribution price review
- Positive impact of PNG equity from date of investment

EPS

- Forecast underlying growth from existing businesses enhanced by PNG earnings from date of investment (annualised ~5 cents per share)

AGL

2005 Full Year Financial Results

12 months ended 30 June 2005

Questions & Answers

Further Information & Disclaimer

A full range of information on AGL including annual reports, presentations and financial results is available from our website www.agl.com.au

Alternatively, contact
Graeme Thompson
Head of Investor Relations
phone: +61 2 9921 2789
mobile: +61 (0)412 020 711
e-mail: gthompson@agl.com.au

DISCLAIMER

The information in this presentation:

- is not an offer or recommendation to purchase or subscribe for securities in The Australian Gas Light Company or to retain any securities currently held
- does not take into account the potential and current individual investment objectives or the financial situation of investors
- was prepared with due care and attention and is current at the date of the presentation

Actual results may materially vary positively or negatively from any forecasts (where applicable) in this information. Before making or varying any investment in securities in The Australian Gas Light Company, all investors should consider the appropriateness of that investment in light of their individual investment objectives and financial situation and should seek their own independent professional advice

AGL

Supplementary Information

Balance Sheet

AGL

$m	as at 30 June 04	30 Jun 05
Current Assets	1,015.5	1,310.1
PPE	2,916.6	2,120.1
Other Non Current Assets	2,642.0	2,498.0
Total Assets	**6,574.1**	**5,928.2**
Current Liabilities	1,201.6	824.9
Total Debt	1,643.6	1,406.9
Other Non Current Liabilities	574.3	428.8
Total Liabilities	**3,419.5**	**2,660.6**
Net Assets	3,154.6	3,267.6
Contributed Equity	2,239.7	2,010.1
Reserves	-4.1	-8.8
Retained Earnings	814.2	1,266.3
Outside Equity Interests	104.8	-
Total Equity	**3,154.6**	**3.267.6**

GEAC (Loy Yang) Performance

- Soft contract and spot markets impact performance
  - Approximately three quarters of Loy Yang's revenue dependent on contract pricing
- Nozzle replacement on 3 units 1H06 - profit impact of $4-5m for AGL
- Maintain positive, longer term outlook for GEAC investment



Weekly Contract Market Movements V Weekly Spot Price for VIC
Contract Price ($/MWh)
$35
$34
$33
$32
$31
$30
Spot Price ($/MWh)
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
Apr-04
Jul-04
Oct-04
Jan-05
Apr-05
Jul-05
Contract Market Vic 04/05
Contract Market Vic 06/07
Contract Market Vic 05/06
Weekly Ave Spot Price VIC

GEAC (Loy Yang) Financial Performance

AGL

Electricity Sales	
GWh 15,626	Average price (net of contract amortisation) $29.62 $/MWh

GEAC Financial Performance - FY2004 & FY2005

	8 Apr 04-30 June 04 ($m)	**June 05 ($m)**
Electricity sales revenue	106.2	462.8
Mining and other revenue	12.1	59.7
Expenses	(34.9)	(173.0)
Depreciation	(20.7)	(95.6)
Interest expense (incl payments to investors)	(61.1)	(257.2)
Operating profit before tax	**1.6**	**(3.3)**

GEAC (Loy Yang) Cash Flow

	8 April 04-30 June 04 ($m)	June 05 ($m)
Cash Held at start	129.2	185.3
Cash Flow from Operations		
Total Receipts from Customers	145.2	604.4
Payments to Suppliers	(33.1)	(196.6)
GST Payments to/Receipts from the ATO	(9.9)	(34.5)
Interest Receipts	1.5	11.3
Net Cash Flows from Operations	103.7	384.6
Capital Expenditure	(5.9)	(46.6)
Junior Debt Interest Paid	0.0	(39.3)
Senior Debt Interest Paid	(22.3)	(184.8)
Repayment of Borrowings	(19.2)	(105.1)
Net Cash Flows from Investing and Finance	(47.4)	(375.8)
Net Cash Flow	**56.3**	**8.8**
Expertise Fees Paid	0.0	(2.7)
Partner Distributions	0.0	(1.3)
Cash Held at End	**185.5**	**190.1**

Reported EBIT Result Variance

AGL

	FY04	1H05	2H05	FY05
ES&M	218.8	132.3	73.9	206.2
Networks				
– Gas	164.1	89.9	74.0	163.9
– Electricity	70.1	37.4	-193.0	-155.6
Agility	55.5	32.4	31.0	63.4
Power Generation	21.7	12.3	18.9	31.2
New Zealand	129.4	665.2	-	665.2
Energy Investments	86.7	53.8	42.2	96.0
Telecommunications	-1.0	1.0	1.2	2.2
Property	0.5	8.6	-6.0	2.6
Unallocated	-32.0	-14.7	-5.9	-20.6
Total	713.8	1,018.2	36.3	1,054.5

Profit Reconciliation - Reported v Underlying

	Jun-04 reported ($m)	significant ($m)	Jun-04 excl sig. ($m)	2005 reported ($m)	significant ($m)	2005 excl sig. ($m)
Energy Networks						
gas	164.1		164.1	163.9		163.9
electricity	70.1		70.1	(155.6)	231.1	75.5
ES&M	218.8		218.8	206.2		206.2
Agility	55.5		55.5	63.4		63.4
Power Generation	17.5	4.2	21.7	31.2		31.2
New Zealand	129.4		129.4	665.2	(591.5)	73.7
Energy Investments						
ActewAGL	50.9		50.9	53.0		53.0
APT	38.0	(23.7)	14.3	19.4		19.4
LPG	15.3		15.3	19.5		19.5
Chile	6.2		6.2	4.1		4.1
Telecoms	(33.3)	32.3	(1.0)	2.2		2.2
Property	0.5		0.5	2.6	(2.6)	0.0
Unallocated	(32.0)		(32.0)	(20.6)	5.0	(15.6)
EBIT	**701.0**	**12.8**	**713.8**	**1,054.5**	**(358.0)**	**696.5**
Net interest cost	(134.0)		(134.0)	(111.5)		(111.5)
Tax	(187.5)	(0.5)	(188.0)	(74.8)	(103.5)	(178.3)
Outside equity interests	(30.0)		(30.0)	(19.9)		(19.9)
Net profit attributable to AGL shareholders	**349.5**	**12.3**	**361.8**	**848.3**	**(461.5)**	**386.8**

Capex

	12 months ended 30 June 2005		
	SIB $'000's	**Discretionary $'000's**	**Total $'000's**
Agility	4,713	976	5,689
Energy Networks - Gas	24,594	44,602	69,196
- Electricity	15,415	26,695	42,110
ES&M	2,001	3,449	5,450
Investment	2,726	3,383	6,109
Information Technology	23,751	7,713	31,464
Power Generation	4,571	3,580	8,151
Corporate Other	6,551	340	6,891
AGL Group	84,322	90,738	175,060
New Zealand	14,360	133	14,493
Total	**98,682**	**90,871**	**189,553**

Debt Profile

Facility Type	Limit	Usage	Available	Term
Cash Advance & Guarantee Facility*	$505m	$239m	$266m	5 years
Promissory Note Facility**		$175m	$750m	364 days
Medium Term Note Facility**		$600m	$650m	1 year +

* Committed facility. $239m in guarantees drawn ($155m to NEMMCO)
** Uncommitted facilities.

US144A Bonds*

FV USDm	A$m Eqv	Maturity
$250	$378	Apr-08
$150	$221	Sep-15
$130	$197	Apri-18

	FY2004	FY2005
Average interest rate	6.00%	6.31%
Debt Duration	5.4 years	5.5 years
AUD/USD	0.6779	0.7262
AUD/NZD	1.1209	1.0940

* All USD debt fully hedged into A$

Milder Summer and Winter



Sydney Degree Days
5 Year Avg (502 Degree Days)
2003/04 (527 Degree Days)
2004/05 (464 Degree Days)
150
100
50
0
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun



Melbourne Degree Days
5 Year Avg (1148 Degree Days)
2003/04 (1270 Degree Days)
2004/05 (1106 Degree Days)
250
200
150
100
50
0
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun

ES&M - Market Share Analysis

Gas

	Mass Market			C&I		
	FY04	FY05	Yr on Yr change	FY04	FY05	Yr on Yr change
NSW	87.8%	83.4%	-4.4%	56.0%	54.0%	-2.0%
Vic	30.8%	31.3%	0.6%	27.4%	26.1%	-1.4%
SA	0.0%	11.1%	11.1%	15.0%	16.6%	1.6%

Electricity

	Mass Market			C&I		
	FY04	FY05	Yr on Yr change	FY04	FY05	Yr on Yr change
NSW	1.8%	4.2%	2.4%	12.3%	13.6%	1.3%
Vic	33.0%	31.7%	-1.3%	21.5%	22.6%	1.0%
SA	90.5%	79.0%	-11.5%	52.0%	48.3%	-3.6%

Market share has been calculated based on information obtained from various publicly available documents.
Some data has been derived due to lack of publicly available data.

ES&M - Customers & Accounts

		Gas			Electricity		
		Jun-05	Jun-04	change	Jun-05	Jun-04	change
Customer accounts ('000)	AGL	1,336,614	1,295,713	+ 3.2%	1,492,785	1,517,605	- 1.6%
	ActewAGL	107,470	107,388	+ 0.1%	149,575	149,185	+ 0.3%
	Total	1,444,084	1,403,101	+ 2.9%	1,642,360	1,666,790	- 1.5%
Revenue ($m)		1,294.0	1,293.4	+ 0.0%	2,134.8	2,104.4	+ 1.4%
Gross Margin ($m) (12 months to..)		230.2	233.2	- 1.3%	246.5	268.3	- 8.1%

Dual Fuel accounts	Jun-05	Dec-04	Jun-04
AGL	1,036,680	922,944	760,578
ActewAGL	180,254	178,662	177,452
Total	1,216,934	1,101,606	938,030

AGL Customer Spread



5%
25%
4%
17%
25%
1%
20%
3%
NSW Gas
NSW Elec
Vic Gas
Vic Elec
SA Gas
SA Elec
ACT Gas
ACT Elec

ES&M - Energy Sold

AGL

Energy Volumes

GAS (PJ) (12 months to ...)

Jun-05	NSW	Vic	SA	Other	Total	change
Mass Mkt	27.3	34.4	0.4	0.0	62.2	- 6.1%
C&I	37.8	25.8	5.4	0.0	69.0	+ 0.5%
Wholesale	23.8	0.9	16.0	1.1	41.8	+ 42.2%
Total	88.9	61.1	21.8	1.1	172.9	**+ 5.3%**

Jun-04	NSW	Vic	SA	Other	Total
Mass Mkt	29.0	37.2	0.0	0.0	66.2
C&I	37.5	25.9	5.2	0.0	68.6
Wholesale	23.8	1.3	2.9	1.4	29.4
Total	90.3	64.3	8.2	1.4	164.2

ELECTRICITY (GWh) (12 months to ...)

Jun-05	NSW	Vic	SA	Qld	Total	change
Mass Mkt	683	4,784	4,299	0	9,766	- 8.2%
C&I	4,253	4,693	2,937	629	12,513	+ 7.3%
Total	4,937	9,478	7,236	629	22,279	**- 0.1%**

Jun-04	NSW	Vic	SA	Qld	Total
Mass Mkt	275	5,140	5,219	0	10,633
C&I	3,777	4,357	3,095	432	11,661
Total	4,052	9,497	8,314	432	22,295

ES&M - Contract Customer Details

Market Offers by Fuel 12 months ended 30 June

Mass Market			
Fuel	**2004**	**2005**	**%**
Gas	127,143	323,989	155
Electricity	188,698	453,947	141
Total	**315,841**	**777,936**	**146**

Market Offers by State 12 months ended 30 June

Mass Market			
State	**2004**	**2005**	**%**
NSW	98,938	223,875	126
Vic	206,496	411,988	100
SA	10,407	142,073	1,265
Total	**315,841**	**777,936**	**146**

	No term	Fixed Term
NSW	5.5%	94.5%
Vic	7.4%	92.6%
SA	23.4%	76.6%
Overall	**10.2%**	**89.8%**

Energy Networks - Operational Statistics

		Gas				Electricity		
		Jun-04	Jun-05	Change		Jun-04	Jun-05	Change
lume Transported	- Tariff	32,201	31,700 PJ	-1.6%	- Small Customers	1,900	1,924 GWh	1.3%
	- Contract	64,230	64,050 PJ	-0.3%	- Large Customers	2,223	2,250 GWh	1.2%
	- Total	96,431	95,750 PJ	-0.7%	- Total	4,123	4,174 GWh	1.2%
stomer Connections	- Total	924,567	951,591	2.9%		279,061	285,693	2.4%
twork Length		23,335	23,541 km	0.9%		10,180	10,285 km	1.0%

m 2005, the network length for electricity is reported as Total Network Length. The equivalent measure for 2004 is also shown.

Electricity Network Reliability Performance

	12 months to 31 December 04			6 months to 30 June 05		
	Target	Actual	With exemption	Target	Actual	With exemption
SAIDI	85	66	66	45	62	42
SAIFI	1.37	0.98	0.98	0.75	0.82	0.67
CAIDI	57	60	60	55	72	57

SAIDI = System average outage duration; SAIFI = System average outage frequency; CAIDI = Average customer outage time

AIFRS - Historical Changes in 1 Year Ahead Forward Price Curve for Flat Swaps



History of Changes in 1-Yr and 2-Yr Year Ahead Forward Price, Vic Flat, 6-monthly intervals
$/MWh
6.0
5.0
4.0
3.0
2.0
1.0
0.0
-1.0
-2.0
-3.0
-4.0
-5.0
-6.0
Jun02-Dec02
Jun03
Dec03
Dec03-Jun04
Jun04-Dec04
Jun05
1-yr
2-yr
6 mth Interval

Victoria



History of Changes in 1-Yr and 2-Yr Year Ahead Forward Price, NSW Flat, 6-monthly intervals
$/MWh
Jun02-Dec02
Dec03-Jun04
Dec04-Jun05
1-yr
2-yr
6 mth Interval

New South Wales



History of Changes in 1-Yr and 2-Yr Year Ahead Forward Price, SA Flat, 6-monthly intervals
$/MWh
6.0
5.0
4.0
3.0
2.0
1.0
0.0
-1.0
-2.0
-3.0
-4.0
-5.0
-6.0
Jun02-Dec02
Jun03
Jun03-Dec03
Dec03-Jun04
Jun04-Dec04
Jun05
1-yr
2-yr
6 mth Interval

South Australia



History of Changes in 1-Yr and 2-Yr Year Ahead Forward Price, Qld Flat, 6-monthly intervals
$/MWh
Jun02-Dec02
Dec03-Jun04
Jun04-Dec04
Dec04-Jun05
6 mth Interval

Queensland

AIFRS - Treatment of Caps on Transition

AGL

AGAAP	**IFRS**
Prepayments 30th June 2005	Fair Value 30th June 2005
$33 m	-$38 m

$71 m

To Retained Earnings on transition to IFRS on 1 July 2005

Period	Impact
FY06	$26m
FY07	$24m
FY08 onwards	$21m